                                                FILED PURSUANT TO RULE 424(B)(4)

                                                      REGISTRATION NO. 333-30202
PROSPECTUS
-------------

                                4,500,000 SHARES

              [LOGO]

                         [LOGO]

                                  COMMON STOCK

                                 -------------

    We are selling 4,500,000 shares of our common stock.

    Our common stock trades on the New York Stock Exchange under the symbol "IHI." The last reported sale price of our common stock on March 14, 2000 was $37 1/2 per share.

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 9.

                                ----------------

                                                                     PER SHARE               TOTAL
                                                                     ---------               -----
       Public offering price.......................................   $36.50              $164,250,000

       Underwriting discount.......................................    $1.91                $8,595,000

       Proceeds, before expenses, to Information Holdings..........   $34.59              $155,655,000

    The underwriters may purchase up to an additional 675,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares will be ready for delivery on or about March 20, 2000.

                               ------------------

MERRILL LYNCH & CO.                                   MORGAN STANLEY DEAN WITTER

                           THOMAS WEISEL PARTNERS LLC
                                  -----------

                 The date of this prospectus is March 14, 2000.

Inside front cover

[Artwork for prospectus inside front cover page consists of screen photos of Corporate Intelligence.com]

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Summary.....................................................      4
Risk Factors................................................      9
Forward-Looking Statements..................................     14
Use of Proceeds.............................................     15
Common Stock Price Range and Dividends......................     16
Capitalization..............................................     17
Selected Financial Information..............................     18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     20
Business....................................................     26
Management..................................................     37
Security Ownership of Certain Beneficial Owners and
  Management................................................     39
Description of Capital Stock................................     40
Shares Eligible for Future Sale.............................     42
Underwriting................................................     43
Legal Matters...............................................     45
Experts.....................................................     45
Where You Can Find More Information.........................     46
Index to Financial Statements...............................    F-1

                            ------------------------

    You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date. None of our web sites or other publications are a part of this prospectus.

                                    SUMMARY

    This summary highlights important information about our business and this offering. It does not contain all the information you should consider before investing in the common stock. Therefore, you should read the entire prospectus, including the "Risk Factors", the financial statements and all related notes included in this prospectus before deciding to purchase our common stock.

                              INFORMATION HOLDINGS

    We are a leading provider of information products and services to professional end-users in the intellectual property and scientific and technology markets. Since we began operations in January 1997, we have grown rapidly through acquisitions, internal growth and we have increased profits through improved operating efficiencies. We attribute much of our recent internal growth to the development of our Internet-based business-to-business intellectual property products and services. For the nine months ended
September 30, 1999, we had revenues of $39.9 million and net income of $3.5 million. Our earnings before interest, taxes, depreciation and amortization during the nine months ended September 30, 1999 was $10.2 million.

    - INTELLECTUAL PROPERTY--Our intellectual property businesses provide a broad array of databases, information products and complementary services for intellectual property professionals. We entered the intellectual property business in 1997. We have grown internally primarily through the sale of Internet-based products, which accounted for approximately 40% of our total intellectual property revenues for the nine months ended September 30, 1999. We also made four strategic acquisitions in 1999 that expanded and enhanced our product offerings and services. Our value-added patent information service is used by many of the largest technology, pharmaceutical, chemical and industrial companies in the world as well as most of the major intellectual property law firms. Our customers include over 50% of the top 100 U.S. patent filers of 1998. We intend to leverage our existing relationships to support the development of new products and services in our intellectual property business.

      We are aggregating all of our intellectual property businesses on one web site, CorporateIntelligence.com, which we believe will be the most comprehensive source of intellectual property information available from a single site on the Internet. We provide access to over 33 million patent documents in digital format and also provide patent annuity payment services and intellectual property management software. We are currently developing a trademark database to permit comprehensive federal, state and common law searches. We are also developing a patent licensing database, which will provide a central market for the licensing of patent rights. We expect the commercial rollout of CorporateIntelligence.com to occur over the course of the year 2000.

    - SCIENTIFIC AND TECHNOLOGY INFORMATION--Our CRC Press unit, acquired in January 1997 from The Times Mirror Company, provides information products to professionals in the scientific and technology markets. CRC Press, with a 97-year history, has established leading positions in several niche markets. We have highly regarded brand names and currently produce some of the most recognizable titles in their respective fields. Many of these products, including THE HANDBOOK OF CHEMISTRY AND PHYSICS (currently in its 80(th) edition), are produced in multiple media, including books, CD-ROMs, and electronic and web-based databases. We have significant proprietary content, including a library of over 4,000 previously published titles, which generate substantial recurring demand. CRC Press' subscription products target end-users with essential information and represent a stable source of revenues. We are currently using our proprietary content to build electronic databases and we expect Internet sales to be a source of future growth.

    OUR GROWTH STRATEGY

    Our growth strategy includes the following:

    - AGGRESSIVELY DEVELOP CORPORATEINTELLIGENCE.COM. We plan to develop CorporateIntelligence.com into a professional portal for the intellectual property community. We believe the intellectual property and related markets are large, dynamic and growing. CorporateIntelligence.com will include our patent information as well as a comprehensive trademark search service, a patent licensing database and complementary services, which are currently being developed. Moreover, we believe our web site will serve as a central business-to-business marketplace for intellectual property products and services and a conduit for the exchange of business and information in the intellectual property community.

    - DEVELOP NEW PRODUCTS AND LEVERAGE PROPRIETARY CONTENT. We own and continue to acquire content that is valuable to professional end-users. We will continue to launch electronic versions of print products, increase distribution channels on a worldwide basis, develop web-enabled versions of core products and encourage our paper-based customers to purchase our Internet products. In addition, we intend to develop additional comprehensive Internet-based databases in subject areas where we have significant proprietary content, such as chemistry, engineering and information technology.

    - PURSUE ADDITIONAL ACQUISITIONS. Our businesses principally serve professional end-users in markets where information is critical to success. Since January 1997, we have completed nine acquisitions, including four in the science and technology area and five in the intellectual property area. We actively seek to identify and acquire businesses with attractive market, product and customer characteristics. We have also focused on businesses where revenues are derived from recurring sources and which include products that we believe are generally not sensitive to pricing pressures and adverse economic conditions. We will continue to pursue acquisitions in our existing markets.

    - EXPAND INTO NEW MARKETS. We may also pursue opportunities in new markets with characteristics similar to our existing markets. We will focus on attractive niche markets where we have the opportunity to internally grow revenues and profitability and thereby achieve operating efficiencies. Examples of additional markets we may pursue include financial, technology and healthcare information.

    - EXPLOIT ADDITIONAL NICHES IN SCIENTIFIC AND TECHNOLOGY MARKETS. We currently produce products in over 50 niches within the scientific and technology information markets. We believe there is an opportunity to expand into additional niches within these markets, either through new products or the acquisition of new product lines. We produced 282 new titles in 1998 and our production increased to 404 titles in 1999. We believe we can continue to increase the number of new titles produced, with expected new titles in year 2000 of approximately 450.

    Our headquarters are located at 2777 Summer Street, Suite 209, Stamford, Connecticut 06905. Our telephone number is (203) 961-9106. Our web site is located at www.informationholdings.com.

                              RECENT DEVELOPMENTS

    In the fourth quarter of 1999, we had revenues of $18.9 million, compared to revenues of $14.1 million in the fourth quarter of 1998, an increase of $4.8 million or 34.4%. In the year ended December 31, 1999, we had revenues of $58.8 million, compared to $46.7 million in the year ended December 31, 1998, an increase of $12.1 million or 26.0%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments--Year Ended December 31, 1999."

                                  THE OFFERING

Common stock offered.........................  4,500,000 shares

Shares outstanding after the offering........  21,448,071 shares

Use of proceeds..............................  We expect to use a substantial portion of the net proceeds from this offering to develop
                                               and market our CorporateIntelligence.com web
                                               site and to finance future acquisitions.

Risk factors.................................  See "Risk Factors" and other information included in this prospectus for a discussion
                                               of factors you should carefully consider
                                               before deciding to invest in shares of the
                                               common stock.

NYSE Symbol..................................  IHI

    The number of shares outstanding after the offering excludes 591,854 shares reserved for issuance under our stock option plans as of September 30, 1999. This number assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 675,000 shares.

                             SUMMARY FINANCIAL DATA

    In the table below, we provide our summary historical financial data. We have prepared this information using our audited consolidated financial statements for the years ended December 31, 1998 and 1997 and our unaudited financial statements for the nine months ended September 30, 1999 and 1998.

    When you read the summary historical financial data below, it is important that you read it together with the historical financial statements and related notes in our annual and quarterly reports filed with the SEC and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                              YEAR ENDED            NINE MONTHS
                                                             DECEMBER 31,       ENDED SEPTEMBER 30,
                                                          -------------------   -------------------
                                                          1997(1)      1998       1998       1999
                                                          --------   --------   --------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues................................................  $34,869    $46,651    $32,584    $39,865
Cost of sales...........................................   11,492     11,707      8,128     10,590
Operating expenses......................................   28,040     31,234     23,177     24,631
Operating income (loss).................................   (4,663)     3,710      1,279      4,644
Income (loss) before taxes..............................   (4,908)     4,827      1,742      5,955
Net income (loss)(2)....................................   (4,911)     4,785      1,607      3,506
Net income per share
  Basic earnings........................................                                   $  0.21
  Diluted earnings......................................                                   $  0.20
Pro forma basic and diluted earnings (loss) per share
  (3)...................................................  $ (0.29)   $  0.28    $  0.09         --

                                                               AS OF SEPTEMBER 30, 1999
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(4)
                                                              ---------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $ 2,890       $157,940
Total assets................................................   134,799        289,849
Total debt..................................................     2,759          2,759
Total stockholders' equity..................................    88,357        243,407

                                                                              NINE MONTHS ENDED
                                                               YEAR ENDED       SEPTEMBER 30,
                                                              DECEMBER 31,   -------------------
                                                                  1998         1998       1999
                                                              ------------   --------   --------
OTHER DATA:
Depreciation and amortization...............................     $7,726      $ 5,561    $ 5,562
Capital expenditures........................................      3,717        1,924      2,266
Net cash provided by operating activities...................      5,938        2,694      2,313
Net cash used in investing activities.......................     (7,917)     (36,340)   (55,680)
Net cash provided by (used in) financing activities.........     48,969       49,281     (1,013)
EBITDA (5)..................................................     11,436        6,840     10,188

                                                   (FOOTNOTES ON FOLLOWING PAGE)

------------------------

(1) In conjunction with the acquisition and reorganization of CRC Press and other businesses and certain compensation issues, we recorded significant adjustments in 1997 and early 1998, which are not expected to continue in the future. These adjustments reduced revenues by $4,017 and increased expenses by $4,013, and therefore reduced net income by $8,030, for the year ended December 31, 1997. The adjustments reduced revenue by $54 and increased pre-tax expenses by $1,069, resulting in reduced net income of $674 for the year ended December 31, 1998. The adjustments affecting revenues were required by purchase accounting in connection with the acquisitions of CRC Press and MicroPatent and reflect the revaluation of acquired deferred subscription revenues based on the cost to fulfill subscriptions. This revaluation is a non-cash adjustment which reduces revenues in the twelve months following acquisition. The adjustments affecting expenses relate to: severance and reorganization costs from the consolidation of certain functions and reductions in the workforce; special bonuses granted to an officer; contingent compensation paid to an officer of a subsidiary; and certain additional purchase accounting-related adjustments.

(2) Prior to our initial public offering in August 1998, we were a limited liability company and, accordingly, were not subject to U.S. federal or certain state income taxes. We had a nominal provision for income taxes in 1998 because of the full reversal of deferred tax valuation allowances deemed as no longer required.

(3) No historical earnings per share or share data are presented, as we do not consider such historical data meaningful. The pro forma earnings (loss) per share for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1998 were computed using 16,943,189 shares outstanding, which reflects all shares outstanding following the initial public offering, as if such shares were outstanding since January 1, 1997.

(4) As adjusted amounts give effect to the issuance and sale of 4,500,000 shares of common stock in this offering, after deducting underwriting discounts and estimated offering expenses.

(5) "EBITDA" is income before interest expense/income, income taxes, depreciation and amortization. EBITDA is not a measure of performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for net income, cash flow from operations or other income or cash flow data prepared in accordance with generally accepted accounting principles (GAAP). Items excluded from the calculation of EBITDA are significant components in understanding and evaluating our financial performance. While EBITDA should not be considered as a measure of profitability or liquidity, we understand that EBITDA is customarily used in evaluating the equity value of publishing companies. The EBITDA measure presented herein may not be comparable to similarly titled measures of other companies.

                                  RISK FACTORS

    An investment in our common stock involves a high degree of risk. You should consider carefully the following risks, together with all other information included in this prospectus, before you decide to buy our common stock.

RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY AND WE EXPECT OUR EXPENDITURES ON CORPORATEINTELLIGENCE.COM TO RESULT IN A LOSS IN 2000.

    We have completed numerous acquisitions since we began operations in January 1997. Consequently, our financial results and the financial results for our subsidiaries included in this prospectus are not, and will not be, directly comparable to our future financial results. As a result of adjustments in the aggregate amount of $8.0 million recorded in conjunction with the acquisition and reorganization of businesses and compensation issues, we reported a pre-tax loss of ($4.9) million for the year ended December 31, 1997. Our predecessor also reported pre-tax losses in 1993, 1995 and 1996 of ($3.9) million, ($14.1) million and ($11.1) million, respectively. Although we were profitable for the year ended December 31, 1998 and for the nine months ended September 30, 1999, we expect to report a loss for the year 2000 as a result of expenditures we intend to incur to develop and market our CorporateIntelligence.com business. We cannot assure you as to when we will return to profitability.

OUR GROWTH STRATEGY CENTERS ON THE SUCCESSFUL INTEGRATION OF OUR INTELLECTUAL PROPERTY BUSINESSES AND LAUNCH OF OUR INTERNET UNIT, CORPORATEINTELLIGENCE.COM.

    We expect a substantial portion of our anticipated growth to come from our web site CorporateIntelligence.com. The site will offer intellectual property professionals the patent information and services we currently provide and the trademark search service, patent-licensing database and other services we are currently developing. We intend to commercially rollout the web site over the course of the year 2000. The launch of this site will require substantial sales and marketing expenditures. If we are unable to integrate our current intellectual property business, continue developing our new products and services and commercially rollout CorporateIntelligence.com, our financial condition and results of operations will be adversely affected.

    Moreover, CorporateIntelligence.com may not be successful and we may not achieve or sustain revenue growth or generate any profits from this business. The success of CorporateIntelligence.com will depend on market acceptance by our customers and users. We cannot assure you that business-to-business commerce on the Internet generally, or our information products and services in particular, will be able to achieve broad market acceptance.

OUR GROWTH ALSO DEPENDS ON OUR ABILITY TO MAKE ACQUISITIONS AND TO INTEGRATE THOSE BUSINESSES.

    Our ability to engage in future acquisitions depends on various factors, including the availability of suitable acquisition candidates, the negotiation of acceptable terms, our financial capabilities at the time of the acquisition bid, the availability of skilled employees to manage the acquired businesses and general economic and business conditions. We cannot guarantee that we will identify acquisition targets that will result in successful business combinations. We cannot assure you that we will complete these acquisitions on acceptable terms. We compete for acquisition targets with other companies, many of which are larger than us and have greater financial resources. In addition, we seek to acquire businesses at attractive valuations, a policy which has caused, and may in the future cause, us to be outbid for businesses. We cannot assure you that we will continue to be successful in completing attractive acquisitions, integrating acquired businesses and improving their profitability.

    We intend to finance future acquisitions through cash on hand, borrowings and issuances of capital stock. We currently have no commitments for any acquisition financing beyond our existing credit facility, and we cannot assure you that sufficient financing will be available or that it will be available on acceptable terms. In addition, our stockholders may experience dilution if we issue stock to finance acquisitions.

WE OPERATE IN HIGHLY COMPETITIVE MARKETS.

    We face significant competition with respect to our scientific, technical, medical and professional and intellectual property businesses. In addition to competing for sales on the basis of the quality of our information and publications, we compete for the signing of noted authors. Many of our traditional competitors in the intellectual property market are offering content through on-line services. Moreover, several large technology-oriented companies such as IBM and some patent offices offer low-cost or free intellectual property services. Barriers to entry to the online commerce market are minimal and current and new competitors can launch new web sites at a relatively low cost. Many of our competitors are substantially larger than us and have greater financial, technical, editorial, personnel and marketing resources, longer operating histories and greater name recognition than we do. If we are unable to compete effectively under these conditions, we will be adversely affected.

WE MAY NOT BE ABLE TO KEEP UP WITH THE CONTINUOUS TECHNOLOGICAL CHANGES IN OUR MARKET, ESPECIALLY OUR INTERNET BUSINESS, WHICH COULD HARM OUR BUSINESS.

    Since many of our businesses use the Internet and other electronic media, they are subject to rapid changes in technology. The development of new or improved technologies and products by competitors could have a material adverse effect on our electronically-based businesses. We cannot assure you that we can remain competitive once such technologies and products are introduced.

MUCH OF THE DATA USED IN OUR INTELLECTUAL PROPERTY BUSINESS IS PUBLICLY AVAILABLE TO OUR USERS.

    Much of the source data for our patent and trademark information services is publicly available in raw form at little or no cost. To the extent that users of patent and trademark data choose to get the data they need from public sources rather than utilize our services or others seek to offer competitive means of accessing such data, we will be adversely affected.

OUR INTERNATIONAL OPERATIONS AND EXPANSION INVOLVE FINANCIAL AND OPERATING
  RISKS.

    Approximately 25% of our 1998 revenues were generated from sales outside North America. We may increase our presence internationally through internal growth and, possibly, through acquisitions. There are risks inherent in doing business in international markets, such as:

    - the risks of divergent business expectations or difficulties in establishing joint ventures with foreign partners,

    - difficulties in staffing and managing multinational operations, currency and interest rate fluctuations,

    - reduced protection of intellectual property rights,

    - political instability,

    - restrictions or limitations on the repatriation of funds, and

    - potentially adverse tax consequences.

    We cannot assure you that these factors will not have a material adverse effect on our future international operations and on our financial condition and results of operations.

WE DEPEND ON OUR KEY MANAGEMENT PERSONNEL FOR OUR FUTURE SUCCESS.

    We depend on our ability to retain and motivate high quality personnel, especially our management. Our success depends primarily on the efforts and abilities of Mason P. Slaine, our co-founder, President and Chief Executive Officer and Vincent A. Chippari, our Executive Vice

President and Chief Financial Officer. The success of our subsidiaries will depend on the senior management teams of such subsidiaries who we currently employ and those we will hire in connection with future acquisitions. If we cannot hire and retain qualified employees in connection with future acquisitions or replace the loss of the services of key employees, our financial condition and the results of our operations could be adversely affected. We do not currently maintain key person life insurance with respect to any of our employees.

    In addition, the success of our Internet-based initiatives is highly dependent on the efforts of a small in-house technology staff. We are still seeking additional technical staff, as well as sales and marketing personnel, to help develop and market our CorporateIntelligence.com business. The loss of services of these key personnel, or the inability to hire and retain additional technical support, could have an adverse effect on our financial condition and results of operations.

OUR FAILURE OR THE FAILURE OF THIRD PARTIES TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS.

    Although we have not experienced any material problems with the year 2000 issue, the year 2000 issue could cause disruptions in our business. We cannot ensure against all potential year 2000 problems that might originate with third parties. If we or any third party with whom we do business were to have a year 2000 problem, our business, especially that of MicroPatent, could be seriously disrupted and our financial condition and results of operations could be materially adversely affected.

WE HAVE RECENTLY TERMINATED OUR INTERNATIONAL DISTRIBUTION AGREEMENT WITH SPRINGER VERLAG WHICH MAY NEGATIVELY AFFECT OUR FUTURE SALES AND OPERATING RESULTS.

    In January 2000, we terminated a distribution agreement with Springer Verlag, a European publisher that had exclusive distribution rights to many CRC Press products outside of North America. For the nine months ended
September 30, 1999, Springer represented 6% of our consolidated revenues. We will begin selling these products directly and through other distributors. Our sales and operating results will be negatively affected for the first quarter of 2000 as a result of this transition. In the future, we may be unable to attain the same sales and operating results we experienced prior to the termination of this distribution agreement.

RISKS RELATED TO THE INTERNET INDUSTRY

OUR FUTURE RESULTS DEPEND ON CONTINUED GROWTH IN THE USE OF THE INTERNET.

    The Internet market is new and rapidly evolving. The growth of our business could suffer if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons, including:

       - inadequate network infrastructure;

       - security concerns;

       - inconsistent quality of service;

       - lack of availability of cost-effective and high-speed service; and

       - changes in government regulation of the Internet.

    If Internet usage grows, the Internet infrastructure might not be able to support the demands placed on it by this growth or its performance and reliability may decline. In addition, future outages and other interruptions occurring throughout the Internet or at our web sites could lead to decreased use of our web sites and would therefore harm our business.

WE COULD BE SUED FOR INFORMATION RETRIEVED FROM THE INTERNET.

    We may face liability for negligence, copyright or trademark infringement, personal injury, or other claims due to the nature of content on our web sites. Such claims may also include, among others, claims that by providing hypertext links to web sites operated by third parties, we are liable for wrongful actions by those third parties through such web sites. Similar claims have been brought, and sometimes successfully asserted, against online services. It is also possible that users could make claims against us for losses incurred by reliance on information provided on or by our network. Although we carry general liability insurance, and set forth our terms and conditions of use on our web sites, our insurance might not cover potential claims of this type or might not be adequate to fully protect us. Also, the legal effectiveness of our terms and conditions of use is uncertain. Any liability or legal defense expenses that are not covered by insurance would harm our business, results of operations and financial condition.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES COULD ADD ADDITIONAL COSTS AND RISKS TO DOING BUSINESS ON THE INTERNET.

    There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing and the characteristics and quality of products and services. For example, although it was held unconstitutional, the Telecommunications Act of 1996 prohibited some information and content from being transmitted over the Internet. Several other nations have taken actions to restrict the free flow of material deemed to be objectionable on the Internet. In addition, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Internet. Any new laws or regulations relating to the Internet could harm our business.

REGULATION COULD REDUCE THE VALUE OF OUR DOMAIN NAMES.

    We own the Internet domain names "CorporateIntelligence.com", "patent.com", and "trademark.com" as well as numerous other domain names both in the United States and internationally. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we might not acquire or maintain our domain names or comparable domain names in all the countries in which we conduct business, which could harm our business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear and still evolving. Therefore, we might be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. If this occurred, our business would suffer.

THE INTERNET INDUSTRY IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE.

    Rapid technological developments, evolving industry standards and user demands, and frequent new product introductions and enhancements characterize the market for Internet products and services. These market characteristics are exacerbated by the emerging nature of the market and the fact that many companies are expected to introduce new Internet products and services in the near future. Our future success will depend on our ability to continually improve our content offerings and services. In addition, the widespread adoption of developing multimedia-enabling technologies could require fundamental and costly changes in our technology, which could harm our business.

RISK RELATED TO THIS OFFERING

WARBURG, PINCUS AND MANAGEMENT WILL CONTINUE TO CONTROL THE COMPANY, WHICH COULD DELAY OR PREVENT A CHANGE IN CONTROL.

    After this offering, Warburg, Pincus Ventures, L.P. and Mr. Slaine will own an aggregate of 56.1% of the outstanding common stock. As a result, these stockholders will have the ability to control our company, including the election of directors, and direct our company's affairs and business. Such concentration of ownership could delay or prevent a change in our control under circumstances that could give holders of the common stock the opportunity to realize a premium over the then prevailing market price of such stock. Such provisions may also adversely affect the market price of our common stock.

OUR CERTIFICATE OF INCORPORATION CONTAINS PROVISIONS THAT COULD DELAY OR PREVENT A CHANGE IN CONTROL.

    Our certificate of incorporation permits our Board of Directors to issue preferred stock without further action by stockholders and Section 203 of the Delaware General Corporation Law imposes restrictions upon some acquirors of 15% or more of our common stock. These provisions could delay or frustrate the change of our control, even if such assumption of control would benefit the stockholders, and could also discourage or make more difficult, a merger, tender offer or proxy contest, even if such events could be beneficial to the stockholders interests.

WE HAVE NOT IDENTIFIED A SPECIFIC USE FOR THE PROCEEDS OF THIS OFFERING.

    Substantially all proceeds from this offering will remain uncommitted pending the intended application of a substantial portion of such funds to develop and market our CorporateIntelligence.com web site and to finance future acquisitions. Accordingly, our management will have substantial discretion in using the proceeds we receive until our web site and/or any acquisition is completed. In the interim, our management intends to invest these proceeds in short-term, investment grade securities, which will yield the rate of return earned by such securities and will be subject to the risks inherent in investing in such securities. A delay in using such proceeds may adversely affect the market price of the common stock.

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD DEPRESS OUR STOCK PRICE.

    After this offering, we will have outstanding 21,448,071 shares of common stock. All the shares of common stock to be sold in this offering will be eligible for immediate sale in the public market without restriction unless purchased by our affiliates. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock. In addition, we may also issue common stock to fund acquisitions, which could adversely affect the market price of the common stock and dilute stockholders' interests.

    The number of shares of common stock available for sale in the public market will be limited by lock-up agreements under which some holders of our outstanding shares of common stock and options to purchase common stock will agree not to sell or otherwise dispose of any of their shares for a period of days after the date of this prospectus without the prior written consent of Merrill Lynch. However, Merrill Lynch may, in its sole discretion, release all or any portion of the shares subject to lock-up agreements.

    After this offering, the holders of 12,026,137 shares of common stock will have the right to require us to register the sale of their shares, subject to limitations and to the lock-up agreements with the underwriters. These holders also have the right to require us to include their shares in any future public offerings of our equity securities. The sale of these additional shares into the public market may further adversely affect the market price or our common stock.

WE DO NOT EXPECT TO PAY DIVIDENDS ON YOUR SHARES OF COMMON STOCK.

    We have never declared or paid dividends on our common stock and we do not currently anticipate paying dividends in the future. In addition, our existing credit facility restricts our ability to pay dividends.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains statements that plan for or anticipate the future. In this prospectus, forward-looking statements are generally identified by the use of such terms as "may", "will", "should", "expect", "intend", "anticipate", "estimate", "continue" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual growth and results could differ materially from those contained in the forward-looking statements due to a number of factors, including the following:

    - changes in the information products and services industry;

    - uncertainties and expenses resulting from the development of new businesses and web sites, such as CorporateIntelligence.com;

    - risks inherent in acquiring new businesses;

    - changes in Internet usage;

    - unexpected technological developments;

    - new competitors;

    - changes in customer and distibutor relationships;

    - dependence on key personnel; and

    - changes in U.S. or foreign government regulations.

    The factors that could cause our results to differ from those set forth in forward-looking statements include those identified above as well as those discussed in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus.

                                USE OF PROCEEDS

    We estimate that the net proceeds to us from this offering will be approximately $155.1 million, or $178.4 million if the underwriters exercise their over-allotment option in full, after deducting estimated underwriting discounts and expenses.

    We expect to use a substantial portion of the net proceeds from this offering to develop and market our CorporateIntelligence.com web site and to finance future acquisitions. In the year 2000, we expect to incur expenditures ranging between $20 to $25 million in connection with the rollout of CorporateIntelligence.com. We expect to use the remaining net proceeds for working capital and general corporate purposes. The actual amount of net proceeds we spend on a particular use will depend on many factors, including:

    - our future revenue growth, if any;

    - our future capital expenditures; and

    - the amount of cash generated by our operations.

    Many of these factors are beyond our control. We have not allocated any portion of the net proceeds of the offering. We retain complete discretion in applying the proceeds of this offering.

    We intend to continue to pursue our expansion plans aggressively. Consistent with our past experience, we expect that a significant portion of our expansion will occur through acquisitions. The consideration for any acquisition could consist of securities, including shares of our common stock, cash or any combination thereof. We may acquire public or private companies. We currently have no agreement, agreement in principle, understanding or arrangement with any person to acquire or effect any material acquisition.

    Until we use the net proceeds of this offering, we intend to invest the net proceeds in short-term investment grade securities.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

    Since our initial public offering in August 1998, our common stock has traded on the New York Stock Exchange under the symbol "IHI." The following table sets forth the range of the high and low closing sales prices of our common stock for the periods indicated.

                                                              HIGH       LOW
                                                            --------   --------
YEAR ENDED DECEMBER 31, 1998:
  Third Quarter (from August 7, 1998).....................  $13.250    $ 8.500
  Fourth Quarter..........................................   15.750      9.500
YEAR ENDED DECEMBER 31, 1999:
  First Quarter...........................................   18.625     13.125
  Second Quarter..........................................   22.000     17.000
  Third Quarter...........................................   19.938     17.375
  Fourth Quarter..........................................   29.063     17.625
YEAR ENDED DECEMBER 31, 2000:
  First Quarter (through March 14, 2000)..................   45.438     23.750

    On March 14, 2000, the last reported sales price of our common stock on the New York Stock Exchange was $37.50 share. On February 4, 2000 there were 13 holders of record of our common stock.

    We have never declared or paid dividends. We do not anticipate declaring or paying cash dividends for the foreseeable future. Our existing credit facility restricts our ability to pay dividends. Instead, for the foreseeable future, we will retain our earnings, if any, for the future operation and expansion of our business.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 1999 on an actual basis and as adjusted to give effect to this offering:

                                                               AS OF SEPTEMBER 30, 1999
                                                              --------------------------
                                                               ACTUAL        AS ADJUSTED
                                                              ---------      -----------
                                                                    (IN THOUSANDS)
Cash and cash equivalents...................................   $ 2,890        $157,940
                                                               =======        ========

DEBT:
Current portion of capitalized lease obligations............   $   275        $    275
Long-term portion of capitalized lease obligations..........     2,484           2,484
                                                               -------        --------
    Total debt..............................................     2,759           2,759
                                                               -------        --------
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value; 1,000,000 shares
  authorized; no shares outstanding actual and as
  adjusted..................................................        --              --
Common stock, $.01 par value; 50,000,000 shares authorized;
  16,948,071 shares outstanding actual and 21,448,071 shares
  outstanding as adjusted (1)...............................       169             214
Additional paid-in capital..................................    84,808         239,813
Retained earnings...........................................     3,380           3,380
                                                               -------        --------
    Total stockholders' equity..............................    88,357         243,407
                                                               -------        --------
    Total capitalization....................................   $91,116        $246,166
                                                               =======        ========

------------------------

(1) Does not include an aggregate of 591,854 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 1999.

                         SELECTED FINANCIAL INFORMATION

    The selected historical financial data of (i) CRC Press, Inc. (our predecessor) as of and for the years ended December 31, 1995 and 1996 and
(ii) our company as of and for the years ended December 31, 1997 and 1998 have been derived from their respective audited financial statements. The selected historical financial data of our predecessor as of and for the year ended December 31, 1994 is derived from unaudited financial statements. The unaudited financial statements include all adjustments consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and results of operations for this period. The acquisition of our predecessor and all other acquisitions by us were accounted for using the purchase method of accounting. We acquired St. Lucie Press on January 14, 1997, Auerbach on June 5, 1997, MicroPatent on July 2, 1997, Chapman & Hall on
August 19, 1998, Optipat on January 7, 1999, FaxPat on July 19, 1999, Master Data Center on August 12, 1999 and Corporate Intelligence on September 1, 1999. The results of operations of these businesses are included in our results from their respective dates of acquisition and are not included at all in our predecessor's results. Accordingly, certain of the historical financial data of our predecessor are not comparable to those of our company.

                                                                                               NINE MONTHS
                                       PREDECESSOR YEAR ENDED            YEAR ENDED               ENDED
                                            DECEMBER 31,               DECEMBER 31,(1)        SEPTEMBER 30,
(IN THOUSANDS, EXCEPT PER SHARE    ------------------------------    -------------------   -------------------
DATA)                               1994       1995       1996        1997       1998       1998       1999
--------------------------------   --------   --------   --------    --------   --------   --------   --------
OPERATING DATA:
Revenues(2).....................   $32,328    $32,054    $28,852     $34,869    $46,651    $32,584    $39,865
Cost of sales(3)................    11,591     11,371      9,262      11,492     11,707      8,128     10,590
Operating expenses(3)...........    18,289     33,452     29,667      28,040     31,234     23,177     24,631
Operating income (loss).........     2,448    (12,769)   (10,077)     (4,663)     3,710      1,279      4,644
Income (loss) before taxes......     1,116    (14,136)   (11,066)     (4,908)     4,827      1,742      5,955
Net income (loss)(4)............     1,556     (9,234)   (11,236)     (4,911)     4,785      1,607      3,506
Net income per share:
  Basic earnings................                                                                      $  0.21
  Diluted earnings..............                                                                      $  0.20
Shares used in computing basic
  and diluted net income per
  share:
  Basic.........................                                                                       16,944
  Diluted.......................                                                                       17,120
Pro forma basic and diluted
  earnings (loss) per
  share(5)......................                                     $ (0.29)   $  0.28    $  0.09         --

BALANCE SHEET DATA (AT PERIOD
  END):
Cash and cash equivalents.......   $   846    $   664    $ 1,025     $10,280    $57,270    $25,915    $ 2,890
Total assets....................    49,897     45,753     35,533      50,219    104,791     99,357    134,799
Total debt......................    12,026     13,756     15,705       5,188      2,955      3,017      2,759
Total equity....................    26,251     17,017      5,818      28,556     84,793     81,615     88,357

                                                   (FOOTNOTES ON FOLLOWING PAGE)

------------------------

(1) In conjunction with the acquisition and reorganization of CRC Press and other businesses and certain compensation issues, we recorded significant adjustments in 1997 and 1998, which are not expected to continue in the future. These adjustments reduced revenues by $4,017 and increased expenses by $4,013, and therefore reduced net income by $8,030, for the year ended December 31, 1997. The adjustments reduced revenue by $54 and increased pre-tax expenses by $1,069, resulting in reduced net income of $674 for the year ended December 31, 1998. The adjustments affecting revenues were required by purchase accounting in connection with the acquisitions of CRC Press and MicroPatent and reflect the revaluation of acquired deferred subscription revenues based on the cost to fulfill subscriptions. This revaluation is a non-cash adjustment, which reduces revenues in the twelve months following acquisition. The adjustments affecting expenses relate to: severance and reorganization costs from the consolidation of certain functions and reductions in workforce; special bonuses granted to an officer; contingent compensation paid to an officer of a subsidiary; and certain additional purchase accounting-related adjustments.

(2) Revenues for the year ended December 31, 1997 includes an initial stocking order by a new international distributor aggregating $3,307.

(3) Operating expenses for the year ended December 31, 1995 include $10,727 of restructuring and one-time charges. Operating expenses for the year ended December 31, 1996 include an impairment in the value of goodwill and other intangible assets of $10,666. This charge represents the amount by which the recorded value of the assets exceeded the proceeds from the sale of the business.

(4) Prior to our initial public offering in August 1998, we were a limited liability company and, accordingly, were not subject to U.S. federal or certain state income taxes. Subsequent to the initial public offering we incurred a nominal income tax provision due to the full reversal of deferred tax valuation allowances deemed as no longer required. Income tax (benefits) expenses of our predecessor were ($4,902) and $170, respectively, for the years ended December 31, 1995 and 1996.

(5) No historical earnings per share or share data are presented, as we do not consider such historical data meaningful. The pro forma earnings (loss) per share for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1998 were computed using 16,943,189 shares outstanding, which reflects all shares outstanding following the initial public offering, as if such shares were outstanding since January 1, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with our financial statements and notes thereto and the other financial information appearing elsewhere in this prospectus.

OVERVIEW

    We provide information products and services to professional end-users, primarily in the intellectual property and scientific and technology markets.

    Through our intellectual property businesses, we generate revenues from Internet-based services, patent annuity payment services, CD-ROM subscriptions and other products including database sales of historical and customized patent information. In addition to our current patent and trademark information products, we are developing significant new products in the intellectual property area that will be included in CorporateIntelligence.com. We expect that Internet sales will continue to grow in significance in the future and revenues from our intellectual property business to grow as a percentage of consolidated revenues in the year 2000.

    Through CRC Press, our scientific and technology information businesses generate revenues from the sale of books and subscription products. Revenues from books and related costs of sales are recognized when the product is shipped to the customer. For products sold with a right of return, revenues are recognized net of a provision for estimated returns. CRC Press' subscription products target end-users with essential information and represent a stable source of revenues. We realize significant liquidity benefits from subscription revenues as cash is generally received in advance of shipment. Revenues from subscription products are deferred and recognized as revenues once the product is shipped. Further, we believe that our book and subscription titles generate significant recurring demand. We are currently using our significant proprietary content to build electronic databases and we believe Internet sales will be a source of future growth for this business.

    Our cost of sales includes direct costs associated with product sales. These costs include printing and binding costs, amortization of plant costs, royalty expenses, Internet-related technology costs, costs to produce and distribute patents sold on CD-ROM and paper form and costs associates with patent annuity payments, primarily wages. The plant costs are amortized over a four-year life on an accelerated basis. Cost of sales approximated 27% of revenues for the nine months ended September 30, 1999.

    Our operating expenses consist of selling, general and administrative expenses, depreciation and amortization. Significant individual components include wages and related benefits, direct mail marketing costs and amortization of intangible assets. The aggregate cash consideration paid by us to acquire our businesses since 1997 of $88.3 million was allocated primarily to intangible assets. The amortization of these assets, as well as amortization from future acquisitions, will impact our operating results. Operating expenses approximated 62% of revenues for the nine months ended September 30, 1999.

IMPACT OF ACQUISITIONS AND OUTLOOK

    A key component of our growth strategy is to pursue acquisitions in attractive niche markets where opportunities exist to internally grow the acquired companies' revenues and profitability to achieve operating efficiencies. Since beginning operations in January 1997, we have completed nine acquisitions, including five in the intellectual property area and four in the science and technology information markets. We continue to actively seek acquisitions that we believe will further our growth and operating strategies. As we acquire additional companies, our sales mix, market focus, cost structure and operating leverage may change significantly. Consequently, our historical and future results of operations reflect and will reflect the impact of acquisitions, and period-to-period comparisons may not be meaningful in some respects. Historical information for companies subsequent to their acquisition may include integration and other costs that are not expected to continue in the future.

    We anticipate an operating loss for the year 2000 as a result of expenditures we expect to incur in connection with the development and commercial rollout of our CorporateIntelligence.com web site. In addition, our sales and operating results will be negatively affected for the first quarter of 2000, and possibly thereafter, as a result of the termination of our international distribution agreement with Springer Verlag.

RESULTS OF OPERATIONS

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

    REVENUES. In the first nine months of 1999, we had revenues of $39.9 million compared to revenues of $32.6 million in the first nine months of 1998, an increase of $7.3 million or 22.3%. The increase in revenues is primarily due to an increase of $2.0 million in book sales at CRC Press; an increase of $1.9 million in Internet sales at MicroPatent; an increase of $1.5 million in CRC Press electronic product sales; an increase of $2.1 million in sales of patents and file histories at Optipat and Faxpat; and revenues of $1.3 million at Master Data Center. These increases were partly offset by a decline of $1.2 million at CRC's Auerbach unit, due in part to a transition to a web-based product line.

    COST OF SALES. Cost of sales increased $2.5 million or 30.3% to $10.6 million in the first nine months of 1999 compared to $8.1 million in the corresponding period in 1998. Cost of sales expressed as a percentage of revenues in the first nine months of 1999 increased to 26.6% from 24.9% for the corresponding period of 1998. The increase in the costs of sales percentage over the comparable period in 1998 is primarily attributable to the inclusion of recently acquired businesses, which have lower gross margins than the existing businesses.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $2.7 million or 14.8% in the first nine months of 1999, to $20.9 million from $18.2 million for the first nine months of 1998, principally as a result of operating expenses of businesses acquired in 1999 and increased personnel costs at CRC Press, due to business growth. Selling, general and administrative expenses as a percentage of revenues decreased to 52.4% in the first nine months of 1999, compared with 55.9% in the corresponding 1998 period.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the first nine months of 1999 decreased $0.2 million, or 4.7%, to $3.7 million from $3.9 million in the corresponding period in 1998, due primarily to decreased amortization of intangible assets.

    SEVERANCE AND SPECIAL BONUSES. Included in the first nine months of 1998 is a charge of $1.0 million related to severance and special bonuses at a subsidiary.

    INTEREST INCOME. Interest income increased to $1.5 million from $0.7 million due primarily to interest earned on the proceeds from our initial public offering.

    INCOME TAXES. The provision for income taxes as a percentage of pre-tax income for the nine months ended September 30, 1999 is 41.1%, which differs from the statutory rate primarily as a result of non-deductible amortization in excess of the purchase price over net assets acquired. This compares with an effective tax rate of 7.7% in the prior year. We did not record a provision for Federal income taxes in the prior year period due to the reversal of deferred tax valuation allowances deemed as no longer required.

COMPARISON OF FISCAL YEARS 1998 AND 1997

    REVENUES. Revenues increased $11.8 million, or 33.8%, to $46.7 million from $34.9 million. Revenues at Auerbach and MicroPatent, businesses acquired in June 1997 and July 1997, respectively, increased by $6.5 million. Domestic book sales increased by $3.4 million, the adjustments (described in Note 1 to "Selected Financial Data" included in this prospectus) resulted in an increase of $4.0 million and other revenues increased by $1.3 million, including revenues from the Chapman & Hall product lines acquired in August 1998. These increases were offset by a decrease in international book sales of $3.4 million, due to a $3.3 million one-time stocking order received from a new international distributor in early 1997.

    COST OF SALES. Cost of sales increased $0.2 million, or 1.9%, to $11.7 million from $11.5 million. As a percentage of revenues, cost of sales decreased to 25.1% from 33.0% based on improved gross margins in CRC Press book publishing operations and higher gross margins of acquired businesses.

    OPERATING EXPENSES. Operating expenses increased $3.2 million, or 11.4%, to $31.2 million from $28.0 million. Operating expenses related to MicroPatent and Auerbach increased $2.2 million, amortization of intangible assets increased $1.0 million, direct mail marketing costs increased $1.0 million and all other operating expenses increased by $1.5 million. These increases were partially offset by a reduction in costs of $2.5 million associated with the adjustments.

    INTEREST INCOME (EXPENSE).  Interest income (expense) increased
$1.2 million, to $1.1 million from $(0.1) million, due primarily to interest earned on the proceeds from the initial public offering.

    NET INCOME. Net income increased $9.7 million to $4.8 million, compared to a loss of $4.9 million. The improvement is due primarily to increased gross profits of $11.6 million and increased interest income. These increases were partly offset by the increased operating expenses. We had a nominal provision for income taxes in 1998 because of the full reversal of deferred tax valuation allowances.

COMPARISON OF FISCAL YEAR 1997 AND PREDECESSOR FISCAL YEAR 1996

    REVENUES. Revenues increased $6.0 million, or 20.9%, to $34.9 million from $28.9 million. St. Lucie Press, Auerbach and MicroPatent, all the businesses acquired in 1997, contributed $8.3 million of revenues in 1997. Additionally, international book sales increased by $3.6 million, primarily due to an initial stocking order received from a new international distributor. These increases were partially offset by reduced revenues of $4.0 million related to the adjustments and other decreases of $1.9 million, due primarily to lower domestic book sales.

    COST OF SALES. Cost of sales increased $2.2 million, or 24.1%, to $11.5 million from $9.3 million. The acquisitions consummated during 1997 contributed $2.4 million to cost of sales in 1997. The adjustments caused an increase of $0.4 million and, as a result, increased cost of sales as a percentage of revenues. These increases were partially offset by reduced costs of $0.6 million, primarily due to a decrease in book production costs. Excluding the adjustments, cost of sales as a percentage of revenues decreased from 32.1% to 28.5% due primarily to lower amortization of plant costs, as well as reductions in printing and binding costs as a percentage of revenues.

    OPERATING EXPENSES. Operating expenses decreased $1.6 million, or 5.5%, to $28.0 million from $29.6 million due to an impairment of intangible assets of $10.7 million recorded in 1996 and a reduction in selling, general and administrative expenses of $2.1 million, primarily related to lower wages, rent and fulfillment costs. These decreases were partially offset by operating expenses of $5.7 million from the businesses acquired in 1997, expenses of $3.6 million related to the adjustments and an increase of $1.9 million related to amortization of intangible assets.

    OPERATING INCOME (LOSS). The operating loss decreased $5.4 million or 53.7%, to $(4.7) million from $(10.1) million due to operating income (excluding the amortization of intangible assets) from the businesses acquired in 1997 of $0.6 million, an improvement in operating income of $4.0 million and an increase of $10.7 million due to the impairment of intangibles recorded in 1996. These increases were offset in part by an $8.0 million decrease resulting from the adjustments and a decrease of $1.9 million from higher amortization of intangible assets.

    INTEREST EXPENSE. Interest expense decreased by $0.9 million, or 87.5%, to $0.1 million from $1.0 million due to reduced long-term obligations of CRC Press, which had previous borrowings from its parent, The Times Mirror Company.

    NET LOSS. The net loss decreased $6.3 million, or 56.3%, to $(4.9) million from $(11.2) million due to the operating income changes described above, decreased interest expense and a decrease in income tax expense of $0.2 million.

RECENT DEVELOPMENTS--YEAR ENDED DECEMBER 31, 1999

    In the fourth quarter of 1999, we had revenues of $18.9 million, compared to revenues of $14.1 million in the fourth quarter of 1998, an increase of $4.8 million or 34.4%. Net income decreased to $2.5 million in the fourth quarter of 1999, or $0.15 per share, from $3.2 million, or $0.19 per share, in the fourth quarter of 1998. We did not record a provision for federal income taxes in the fourth quarter of 1998 due to the full reversal of deferred tax valuation allowances.

    In the year ended December 31, 1999, we had revenues of $58.8 million, compared to $46.7 million in the year ended December 31, 1998, an increase of $12.1 million or 26.0%. Net income increased to $6.0 million, or $0.36 per share, from $4.8 million, or $0.28 per share (on a pro forma basis), in the year ended December 31, 1998. We did not record a provision for federal income taxes in the year ended December 31, 1999 due to the full reversal of deferred tax valuation allowances.

LIQUIDITY AND CAPITAL RESOURCES

    Prior to August 1998, our financing requirements were funded through cash generated by operating activities and capital contributions from the founding stockholders.

    In August 1998, we completed an initial public offering of our common stock to raise funds. On September 24, 1999, we entered into a seven-year revolving credit facility in an amount not to exceed $50,000,000 initially, including a $10,000,000 sublimit for the issuance of standby letters of credit. Total commitments under the credit facility shall be permanently reduced to $45,000,000 at the end of the third year, $37,500,000 at the end of the fourth year, $25,000,000 at the end of the fifth year and $12,500,000 at the end of the sixth year. The proceeds from the credit facility are intended to be used to fund acquisitions, to meet short-term working capital needs and for general corporate purposes.

    Borrowings under the credit facility bear interest at either the higher of the bank's prime rate and one-half of 1% in excess of the overnight federal funds rate plus a margin of 0.50% to 1.25% or the Eurodollar Rate plus a margin of 1.5% to 2.25% depending on our ratio of indebtedness to earnings before interest, taxes, depreciation and amortization. We also pay a commitment fee of 0.375% on the unused portion of the credit facility. As of September 30, 1999, we had no outstanding borrowings under the credit facility.

    Under the terms of the credit facility, we are required to maintain financial ratios related to fixed charge coverage, leverage and interest coverage, in addition to other covenants. As of September 30, 1999, we were in compliance with all covenants. The credit facility is secured by a first priority perfected pledge of all notes and capital stock owned by our subsidiaries and a first priority perfected security interest in all of our other assets and the assets of our subsidiaries, subject to exceptions. Obligations under the credit facility are guaranteed by us and our subsidiaries. The credit facility also prohibits us from incurring some additional indebtedness, limits investments, mergers or consolidations and restricts substantial asset sales, and dividends.

    Cash and cash equivalents totaled $2.9 million at September 30, 1999 compared to $57.3 million at December 31, 1998. Excluding cash and cash equivalents, we had working capital of $(0.7) million at September 30, 1999 compared to working capital of $0.2 million at December 31, 1998. Since we receive patent annuity tax payments and subscription payments in advance, our existing operations are expected to maintain very low or negative working capital balances, excluding cash. Included in current liabilities at September 30, 1999 are obligations related to annuity payments and deferred revenue of approximately $19.7 million.

    Cash generated from operating activities was $2.3 million for the nine months ended September 30, 1999, derived from net income of $3.5 million plus non-cash charges of $5.5 million less an increase in operating assets, net of liabilities of $6.7 million. The increase in net operating assets is primarily the result of increased customer receivables as a result of the businesses acquired in fiscal 1999, offset by payment of royalties and other expenses related to book publishing operations.

    Cash used in investing activities was $55.7 million for the nine months ended September 30, 1999 due to acquisition costs of $53.4 million and capital expenditures, including pre-publication costs, of $2.3 million. Excluding acquisitions of businesses and titles, our existing operations are not capital intensive.

    Cash used in financing activities was $1.0 million for the nine months ended September 30, 1999, primarily related to payments of $0.2 million on approximately $2.8 million of capitalized lease obligations and $0.9 of fees associated with the new credit facility. We have no outstanding debt obligations at September 30, 1999 related to the new credit facility.

    We believe that funds generated by operations, together with cash on hand and borrowings available under our current credit facility will be sufficient to fund the cash requirements of our existing operations for the foreseeable future. We currently have no commitments for material capital expenditures. For the year 2000, we expect to incur expenditures ranging between $20 to 25 million in connection with the rollout of CorporateIntelligence.com. Our actual expenditures may vary depending on the timing of the commercial rollout, the development and integration of the databases, the hiring of additional technical staff and market acceptance of this website as well as other factors.

    We will use net proceeds from this offering for the development and marketing of our CorporateIntelligence.com web site, working capital, general corporate purposes and acquisitions. We do not have any agreements, arrangements or understandings with respect to any prospective material acquisitions. Pending such uses, the net proceeds will be invested in short-term, investment grade securities.

SEASONALITY

    Our business is somewhat seasonal, with revenues typically reaching slightly higher levels during the third and fourth quarters of each calendar year, based on historical publication schedules. In 1998, 30% of our revenues were generated during the fourth quarter with the first, second and third quarters accounting for 23%, 22% and 25% of revenues, respectively. In addition, we may experience fluctuation in revenues from period to period based on the timing of acquisitions and new product launches.

YEAR 2000 COMPLIANCE

    The Year 2000 issue is the result of computer systems that use two digits rather than four to define the applicable year, which may prevent such systems from accurately processing dates ending in the Year 2000 and after. This could result in system failures or in miscalculations causing a disruption of operations, including, but not limited to, an inability to process transactions, to send and receive electronic data, or to engage in routine business activities and operations. We did not incur significant cost to address the Year 2000 issue. Although we have not experienced any material problems with the Year 2000 issue, the Year 2000 issue could cause disruptions in our business. We do not anticipate any problems, however, we cannot ensure against all potential Year 2000 problems that might originate with third parties.

EFFECTS OF INFLATION

    We believe that inflation has not had a material impact on the results of operations presented herein.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    During the first quarter of fiscal 1999, we adopted the provisions of Statement of Financial Accounting Standards No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits," which requires additional disclosures relating to a company's pension and postretirement benefit plans for fiscal years beginning after December 15, 1998. Adoption of the new standard did not result in any change in our current disclosure requirements.

    In June 1999, the Financial Accounting Standards Board issued Statement
No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. The rule will now apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In our opinion, adoption of this new accounting standard will not have any impact on our consolidated financial position or results of operations.

MARKET RISKS

    We may be subject to market risks arising from changes in interest rates. Our primary interest rate exposure results from changes in the Eurodollar or the prime rate which are used to determine the interest rate applicable to borrowings under our credit facility. We currently have no borrowing outstanding under this facility.

    We do not use financial instruments for trading or other speculative purposes.

                                    BUSINESS

OVERVIEW

    We are a leading provider of information products and services to professional end-users in the intellectual property and scientific and technology markets. Since we began operations in January 1997, we have grown rapidly through acquisitions, internal growth and we have increased profits through improved operating efficiencies. We attribute much of our recent internal growth to the development of our Internet-based business-to-business intellectual property products and services. For the nine months ended
September 30, 1999, we had revenues of $39.9 million and net income of $3.5 million. Our earnings before interest, taxes, depreciation and amortization during that period were $10.2 million.

    Our intellectual property businesses provide a broad array of databases, information products and complementary services for intellectual property professionals. We entered the intellectual property business in July 1997 by acquiring MicroPatent, which supplies patent information via the Internet and on CD-ROM. Since then, we have focused on the development and expansion of this business, primarily through Internet-based products. In January and July 1999, we acquired Optipat, Inc. and Faxpat, Inc., respectively, which provide print and Internet-delivered patent information to the legal and corporate markets. In August 1999, we acquired Master Data Center, Inc. which provides specialized intellectual property services and software. In September 1999, we acquired the Corporate Intelligence business of Innovator Corporation and formed a new Internet-focused business unit, CorporateIntelligence.com. We have grown internally primarily through the sale of Internet-based products, which accounted for approximately 40% of our total intellectual property revenues for the nine months ended September 30, 1999. Our value-added patent information service is used by many of the largest technology, pharmaceutical, chemical and industrial companies in the world as well as most of the major intellectual property law firms. Our customers include over 50% of the top 100 U.S. patent filers of 1998. We intend to leverage our existing client relationships to support the development of our new products and services in the intellectual property market.

    Our CRC Press unit, acquired in January 1997 from The Times Mirror Company, provides information products to professionals in the scientific and technology markets. CRC Press, with a 97-year history, has established leading positions in several niche markets. In the first half of 1997, we acquired and combined with CRC Press: St. Lucie Press, Inc., a publisher of professional titles and Auerbach Publications, a provider of technology-oriented print and electronic subscription based products. In August 1998, CRC Press acquired the mathematics/statistics and chemical product lines of Chapman & Hall. Many of these products, including THE HANDBOOK OF CHEMISTRY AND PHYSICS (currently in its 80(th) edition), are produced in multiple media, including books, CD-ROMs, and electronic and web-based databases. We have significant proprietary content, including a library of over 4,000 previously published titles, which generate substantial recurring demand. CRC Press' subscription products target end-users with essential information and represent a stable source of revenues. We are currently using our proprietary content to build electronic databases and we are looking at Internet sales as a future source of growth.

MARKETS

INTELLECTUAL PROPERTY INFORMATION AND SERVICES

    The intellectual property markets are large, dynamic and growing. The intellectual property market overall continues to expand rapidly. Growth will continue to be fueled by increasing awareness of intellectual property as a corporate asset, greater enforcement of intellectual property rights on a worldwide basis, increasing intellectual property filings and the ever-increasing pace of innovation. For example, the United States Patent and Trademark Office (USPTO) issued over 160,000 patents in 1998, compared to less than 120,000 just three years prior and more than double that of ten years ago.

    PATENT INFORMATION

    We estimate that the current annual revenue for search and retrieval of patent information approximates $250-$300 million. This market includes: primary information, which is the actual full text and images of patent documents, and secondary information, which consists of abstracts and indexes of patent information. While the market for secondary information is the larger component of the patent information market, we believe it is growing at a slower rate than the market for primary information. The market for primary information is growing rapidly, due primarily to advances in technology which decrease the value of abstracting and indexing services. We believe that we are the largest commercial provider of primary patent information on a worldwide basis.

    Historically, patent information was researched using secondary information providers, due to the complexity of finding and reviewing lengthy and complicated patent documents from diverse sources. The primary information market began in earnest with the advent of the CD-ROM, which enabled the viewing of actual patent images. The subsequent development of sophisticated search software and the Internet have created significant growth and substantial opportunities in the primary information segment.

    The ability to search millions of patent documents, including both bibliographic and full text data, and to retrieve and download the actual patents, has blurred the line between the primary and secondary information markets. Today, much of the value added by the abstracting and indexing services can be replicated by technology, generally at a much lower cost.

    TRADEMARK INFORMATION

    We estimate the current annual revenue for trademark information at approximately $200 million. The vast majority of revenue in this market is derived from "full searches" of trademark databases. Traditionally, a full trademark search involves the use of a trademark search company, which employs researchers to review federal, state and common law usage of names. The researchers typically use a combination of electronic databases of information, supplemented by manual reviews of common law sources such as business directories. The cost of a search is generally in excess of $500, with a large written report of the results available in one to four days.

    The market for pure electronic searching has been small, due primarily to the difficulty in establishing comprehensive databases of state and common law data. Electronic searches have historically been used only as "screening" tools in advance of getting a full search. To our knowledge, only two other comprehensive state databases exist and no comprehensive common law databases exist.

    Today, we derive a small amount of revenue from the trademark information market, primarily from the use of our U.S. federal trademark file on the Internet. However, for the last two years, we have been constructing a comprehensive U.S. state database, which is expected to be completed in the year 2000. We are also developing an electronic common law trademark search capability, which we also expect to complete in the year 2000.

    PATENT LICENSING MARKET

    Based on industry sources, we estimate that the current market for licensing patent rights exceeds $100 billion. We believe the potential market is much larger since most companies fail to take advantage of their own intellectual property assets. BTG International plc, a leading technology transfer company, commissioned a survey in 1998 that found one-third of U.S. companies' patents are not utilized. BTG estimated the potential commercial value of such unused patents to be $115 billion. This implies that a more efficient, better-utilized licensing market could grow far beyond its current size.

    The market features a large and disparate group of participants, representing buyers, sellers and agents for intellectual property rights. The patent licensing market today operates in a series of mostly informal networks that result in individual licensing transactions. Typically, a technology owner, either in a research institution or commercial organization, will license rights to a buyer. In return, the technology owner receives either an up-front cash payment or a royalty based on future product sales.

    The most common methods of bringing buyers and sellers together include:

    - Personal relationships among researchers and corporations;

    - In-house knowledge of participants in a particular industry or market;

    - Participation in industry conferences and meetings;

    - Print and broadcast media;

    - Use of commercial databases, which contain generic information about companies in a given industry; or

    - Mass mailings to companies in the relevant area.

    We believe the current system has numerous inefficiencies that result in most available technologies not being licensed. Buyers remain without a mechanism that enables them to monitor available technologies in their respective areas of interest. Buyers also lack the ability to monitor all possible researchers and inventions in their industries. Technology owners have no easy way to target all relevant buyers of a particular technology. The sheer volume of technologies in a given field makes analysis and identification of relevant items extremely difficult.

    We believe that a substantial e-commerce opportunity exists to provide a centralized marketplace for patent licensing activities. The market remains largely untapped at this point, with several start-ups recently entering the marketplace. A robust database, a sufficient number of participants and appropriate search software can eliminate a great deal of inefficiency currently existing in the market. We believe that CorporateIntelligence.com has a unique opportunity in this area based on our existing relationships with major market participants and the substantial Internet traffic accessing our existing information services.

SCIENTIFIC AND TECHNOLOGY INFORMATION

    We currently provide information products in selected niches of the professional information market. Our products generally fall into the science, technology and medical area, a market estimated at $6.8 billion by Veronis, Suhler & Associates. The market is global in nature and has achieved consistently solid growth over the past decade. We believe the market will continue to experience increased information needs based on several factors, including:

    - Constantly increasing complexity within scientific research;

    - Increasing globalization of scientific, technical and medical markets;

    - Technological advancements that enable greater distribution of content;
      and

    - Impact of the Internet, such as e-books, downloading and site licensing.

    The market has hundreds of niche information areas and individual titles are generally unique. As a result there is often little competition for specific titles. We target end-users, mostly professionals, with high-end specialized information products. Our information products are focused in areas with significant numbers of end-users, such as chemists, engineers, mathematicians, technology professionals and environmental scientists. These end-users are generally not price sensitive due to the critical nature of the information.

    Historically, the market has been geared toward print products, including books, journals and newsletters. We expect electronic products to significantly increase in importance. The nature of the content in our markets, such as chemical and engineering information, is well suited to database development and Internet distribution.

PRODUCTS

INTELLECTUAL PROPERTY INFORMATION

    The businesses that will comprise CorporateIntelligence.com provided approximately 26% of our consolidated revenues in the nine months ended September 30, 1999. We expect these revenues to increase significantly as a percentage of our consolidated revenues in year 2000.

    PATENT INFORMATION SERVICES

    We believe we offer the most comprehensive primary patent information service in the world, with access to over 33 million patent documents in digital format. To support the information assets, we have developed sophisticated search and retrieval software and various tools that facilitate research and management of patent information. Our patent collection includes all patents ever issued by the USPTO and the European Patent Office (EPO), as well as patent documents from the World Intellectual Property Organization (WIPO) and Japanese Patent Office (JPO). We also provide access to a special collection of patents covering over 50 additional countries. Searching patent information can be done using bibliographic data, or, for a substantial portion of the collection, the full text of the patent documents. We believe we have more full text content than any other patent database, including the only searchable database of full text WIPO documents in the world. Specific product offerings include:

    - TOPS (Total Optimized Patent Solution)--TOPS is an Internet-based site license allowing corporations unlimited access to our patent database on a global basis. The product is sold as an annual subscription at a current cost of $85,000 per year. We also sell a more limited version (Mini-TOPS), which provides single site access for $35,000 per year.

    - WPS (Worldwide Patent Search) and WPS Full Text--WPS is an Internet-based search product which allows a user to search the database using bibliographic data ($2,500 per year) or full text data ($7,500 per year).

    - Downloads--We allow non-TOPS subscribers to download individual patents over the Internet for $4.95 per patent, or $8.95 for patents in our "special collection".

    - Custom intellectual property solutions--We also offer customized in-house patent installations, which may include specified databases, software and update capabilities. An example would be a customized, Lotus Notes-based searchable patent database installed on a corporate Intranet.

    We also provide various tools that facilitate the research and management of patent information. There are a number of small online providers of primary patent information, and we believe opportunities exist for us to provide wholesale services to these online providers. We recently signed an agreement with a major online information provider to fulfill patent document sales generated by its site. We are in discussions, and expect to reach similar agreements, with other online providers.

    ADDITIONAL PATENT-RELATED SERVICES

    - Patent Annuity Payments--Our Master Data Center unit offers a service that organizes and assists owners of intellectual property, including corporate and legal clients, with the payments of patent annuities on a worldwide basis. Due to the fact that the rules for filing and maintaining patents are fairly complex and vary among the various patent authorities around the world, owners of intellectual property in domestic and foreign markets, including many major corporation and law firms, use service providers to track filing and payment requirements and to make these payments on their behalf. The service is priced on a per payment basis, with cash received from customers in advance of applicable payment dates. The service is a full service offering, including the purchase of foreign currencies. We currently make approximately 200,000 patent payments per year. The service is supported by a proprietary database that includes the current rules for filing and maintenance of patents in every major patent jurisdiction in the world.

    - Patent Management Software--We sell software in the corporate and legal markets which enables customers to manage, track and report intellectual property.

    - Patent CD-ROMs--We offer patents on CD-ROM on a subscription basis, such as annual USPTO and EPO patent files. We also sell backfiles of historical data and collections of specialized data on CD-ROM. Our CD-ROM customers continue to migrate to Internet products.

    - Patent Documents and File Histories--We also sell patent documents and file histories (copies of the examiner's file on a patent) in paper form via mail or fax. A portion of these orders are placed over the Internet.

    TRADEMARK INFORMATION AND SERVICES

    Trademark.com is currently in development and, when completed, we believe it will be the only product available that will enable a full trademark search performed via the Internet. Today we offer the ability to search an enhanced USPTO federal file over the Internet. Within the next several months, we expect to release a database covering trademarks in all 50 U.S. states. We believe there are only two other U.S. state databases in existence today. We also intend to provide users the ability to search common law trademark databases. The common law data will include both directory information (for example, yellow pages, Thomas Register, Dun & Bradstreet) and a comprehensive Internet search.

    We believe the ability to perform a full search over the Internet may enable us to transform the $200 million trademark search market to a much faster and less expensive product than the legacy-based paper services offered in the market today.

    In addition to Trademark.com, we currently sell software in the corporate and legal markets which enables customers to manage, track and report intellectual property.

    PATENT LICENSING

    We are currently developing a module that will provide a marketplace for patent holders and qualified buyers. The site will include both Internet licensing of patent rights and a service to facilitate more complex licensing transactions. Building on our established base of intellectual property market customers, we will seek to increase traffic by adding content and services including a customized intellectual property news service, a patent notification service, intellectual property market job postings, patent attorney listings, patent filing information and government forms.

    Revenue from patent licensing services will be derived both from listing fees charged to patent holders and searching fees charged to qualified buyers. Initial listings will be provided free of charge as we build a critical mass of available patents. We intend at a later point to charge transaction fees for licensing transactions completed via our service. We do not anticipate the sale of advertising to any significant degree.

    Many of the potential market participants in patent licensing are already our customers. We believe CorporateIntelligence.com will be the first professional portal for the intellectual property community.

    ADDITIONAL SITE CONTENT

    In addition to information products and licensing services, we will feature numerous services that will increase traffic and repeat visitors. These services will include a combination of free and pay services. We will offer real time news covering all intellectual property sectors. The news will be keyword searchable and will also offer a service to have customized news delivered via e-mail. A patent and trademark notification service will be available, which will alert users to new patents and trademarks added to the database which match keywords entered by the user during registration. We intend to maintain an employment database of positions related to intellectual property law and research and development. We also intend to offer audio broadcasts with industry leaders on a regular basis and a public forum for moderated industry discussions. A searchable database of intellectual property law firms will be provided, as well as selected regulatory information related to the industry. In addition, the site will serve as a vertical search engine, "spidering" content from other web sites related to the intellectual property market.

SCIENTIFIC AND TECHNOLOGY INFORMATION

    The scientific and technology information products of our CRC Press unit provided approximately 74% of our consolidated revenues in the nine months ended September 30, 1999. These products are expected to decrease as a percentage of revenues in year 2000.

    BOOK PUBLISHING

    Currently, the majority of our revenues in the scientific and technology market are derived from book publishing. We have an extensive backlist of over 4,000 titles, which generates substantial recurring demand. Over each of the past three years, approximately two-thirds of our book sales have been derived from backlist sales. In addition, we have aggressively increased our frontlist publishing programs. We published 404 new titles in 1999 and expect to publish approximately 450 new titles in 2000. This compares to 282 titles in 1998. CRC Press publishes primarily in the following areas:

    - Life sciences (biology, neurology, pathology, ecology, forensics, food science, marine science);

    - Hard sciences (chemistry, physics, mathematics, statistics, engineering);

    - Environmental sciences; and

    - Information technology and business.

    Life sciences and hard sciences combined provide approximately three-fourths of our backlist titles and a similar percentage of our annual book revenues. We have strong market positions in chemistry, mathematics, statistics, engineering and environmental science. We publish some of the most recognizable titles in their respective fields, including:

    - THE HANDBOOK OF CHEMISTRY AND PHYSICS

    - STANDARD MATHEMATICAL TABLES AND FORMULAE

    - CRC HANDBOOK OF HUMAN TOXICOLOGY

    - PRACTICAL HOMICIDE INVESTIGATION

    - MANAHAN'S ENVIRONMENTAL CHEMISTRY

    - ENVIRONMENTAL ENGINEERING HANDBOOK

    - ELECTRICAL ENGINEERING HANDBOOK

    - PAIN MANAGEMENT

    - TECHNICAL ANALYSIS OF STOCK TRENDS

    Our books are generally technical in nature with a practitioner-oriented approach. By targeting professional end-users with high-end information products we are able to achieve premium pricing for our products. The average retail selling price for a CRC Press book is approximately $80. Over the past several years, CRC Press has sold on average 1,100 units per title. Sales tend to be weighted toward the first two years following release and a typical book sells over a 4-5 year period in total. We do have titles that sell for much longer periods, as well as titles that have annual editions.

    SUBSCRIPTION SERVICES

    CRC Press also offers numerous subscription-based products in the following areas:

    - Newsletters--Our Food Chemical News division serves the food and chemical industries with six newsletters and two food science guides, available in print and electronic formats. These products command premium pricing and have aggregate renewal rates of approximately 70%. The flagship product, Food Chemical News-Registered Trademark-, has been a leading source of information to the food industry for over 38 years.

    - Journals--CRC Press currently publishes 17 journals, including both primary journals of original research and secondary journals that summarize professional literature in selected scientific areas. The journal program is concentrated in areas where we have strong book publishing programs and provides synergy with respect to marketing and editorial functions. Aggregate renewal rates for journals approximate 85%.

    - Technology Services--Under our Auerbach imprint we provide high-level information products for the information technology market. Our products in this area are available over the Internet, both through CRC Press and Earthweb, on CD-ROM and in printed form. Our print products include journals, newsletters and annual handbooks. Some of our titles in this area include Journal of Information Systems Management, Handbook of MIS Management, Auerbach Information Management Series and IT Knowledgebase.

    - Electronic Databases--We produce numerous electronic databases that are available on a site license basis or on CD-ROM. Our database products are focused in areas where we have significant proprietary content such as chemistry, food chemistry and information technology and engineering. Our existing products include chemical dictionaries covering areas such as natural products, organic compounds and inorganic compounds. We also have electronic versions of major print products, such as the HANDBOOK OF CHEMISTRY AND PHYSICS, available over the Internet or on CD-ROM. We are currently developing Internet-based electronic products in areas such as engineering and food chemistry.

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
CUSTOMERS

    INTELLECTUAL PROPERTY

    We have long-standing relationships with the largest corporate and legal intellectual property market participants. We have approximately 7,000 customers for our information products, 300 users of our patent annuity payment services and 600 users of our management software.

    Our customers include major corporations in all major industries, with particular concentration in the chemical, pharmaceutical, technology, manufacturing and packaged goods areas. In addition to the corporate customer base, our customers include the majority of the major intellectual property law firms in the U.S. Major customers include:

3M
Abbott Laboratories
American Home Products
Astra AB
Bristol Meyers Squibb
Dow Chemical
Eastman Kodak
Eaton
Exxon Mobil
Ford
General Motors
Glaxo Wellcome
Goodyear
Hewlett Packard
Hitachi
Hoechst Marion Roussel
Honeywell
IBM
Johnson & Johnson
Kimberly-Clark
Matsushita
Motorola
Nokia
Pfizer
Philips NV
Procter & Gamble
Seagate
SmithKline Beecham
TRW
Unilever
United Technologies
Volvo

    We have approximately 60 intellectual property customers contributing over $50,000 in revenue per annum, although no individual customer provides a significant percentage of our revenue.

    SCIENTIFIC AND TECHNOLOGY INFORMATION

    Our customers in this area are primarily professional end-users, including chemists, mathematicians, engineers, biologists and information technology professionals. Our customers are primarily based in corporations, with additional sales being made to individuals in academic settings, such as research institutions. We maintain extensive in-house lists of professionals and academics in the fields and niches in which we publish.

    In addition to individuals, we sell products to virtually all major distributors which serve our areas of focus. We also sell products to broad-based retailers, including Internet distributors. Significant customers include:

Amazon.com                   Blackwell Scientific         Login Brothers
Baker & Taylor               Ingram                       Taylor & Francis
Barnes & Noble               J.A. Majors

    No individual customer provides a significant percentage our revenues. Prior to January 2000, Springer Verlag was the exclusive distributor of some CRC Press products outside of North America. That distribution agreement was terminated in January 2000 and we now handle all international distribution internally. Springer Verlag accounted for approximately 9% of our consolidated revenues for the year ended December 31, 1998. The percentage of our revenues derived from sales to Springer Verlag was lower in 1999 than it was in 1998.

SALES, MARKETING AND DISTRIBUTION

    Our intellectual property products and services sales are made primarily through an in-house sales force with offices in the United States and the United Kingdom. Prospects are identified through

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
referrals from existing customers, referrals from patent and trademark offices, leads from trade shows and information requests from sources such as the Internet. Additional international sales are made through a network of distributors. The anticipated commercial rollout of our CorporateIntelligence.com web site by the end of the year 2000 will entail a comprehensive promotional and marketing campaign. Our plan includes the marketing of our web site through a combination of an increased sales force and trade shows and other promotional vehicles.

    Our scientific and technology products are sold primarily through direct response marketing. We have an in-house creative services and direct marketing group which designs, manages, and produces cost-effective direct mail campaigns and other promotional support programs. We utilize our extensive in-house lists of book buyers, supplemented by lists from professional societies and list management companies. In 1999, we produced in excess of 1,000 promotional campaigns and mailed in excess of 1,000,000 direct mail pieces per month on average.

    We also have a small, well-experienced sales force for professional book sales to academic and specialty bookstores, wholesalers, catalogers and associations, as well as sales of site licenses to corporations and academic institutions.

COMPETITION

    PATENT INFORMATION MARKET

    We believe we are the largest commercial provider of primary patent information. Competition in this area comes primarily from patent and trademark offices, particularly the USPTO and the EPO. Both offer useful, low-end patent services, primarily geared toward academic users. Patent office products tend to be most useful for those trying to obtain a specific patent, but are generally less useful for research and high-end corporate and legal applications. In addition, IBM offers a patent service over the Internet.

    Traditional secondary information providers include Derwent Information, a unit of the Thomson Corporation, and the Chemical Abstract Service (CAS) of the American Chemical Society. These companies have significant revenues in abstracting and indexing services, but are not major factors in the primary information sector. Derwent recently discontinued its primary patent Internet product.

    TRADEMARK INFORMATION MARKET

    The traditional full search trademark market is dominated by Thomson & Thomson, a unit of the Thomson Corporation. The only other significant participant is Trademark Research Corporation, a unit of Wolters Kluwer. These businesses derive the vast majority of revenues from paper-based trademark searches. Thomson & Thomson offers a limited capability electronic search product, which is marketed as a "screening search" tool.

    INTELLECTUAL PROPERTY E-COMMERCE

    There have been a number of recently launched web sites attempting to provide a market for buyers and sellers of intellectual property rights, including yet2.com and pl-x.com. We believe these start-ups have little revenue. These businesses do not have long-established customer relations in the intellectual property field, significant expertise in intellectual property products and services, or additional products and services required by users such as our information products. It appears that yet2.com is attempting to develop a marketplace for licensing existing technologies, with the hope of receiving transaction fees for deals completed using their service. Pl-x.com has an affiliation with Ernst & Young and is primarily an auction site for patent rights. There are numerous additional start-ups in this area including Techex, which focuses on the life science market, and IPNetwork, which hopes to develop a "community" site including patent auction services.

    PATENT ANNUITY PAYMENT SERVICES

    We believe we are the largest provider of patent annuity payment services in the United States, with over 200,000 annuity payments per annum. Computer Packages, Inc. is the only significant competitor in the U.S. C.P.A. is the leading provider of annuity payments in Europe, followed by Dennemeyer. We believe we are the leading provider of intellectual property management software. This market is relatively small and fragmented.

    SCIENTIFIC AND TECHNOLOGY INFORMATION

    This market is very large with numerous competitors. While there is competition for sales in a given area or niche, products are generally unique titles sold on an individual basis. We also compete for the signing of significant authors. Our primary competitors in this area include John Wiley, McGraw-Hill and Academic Press, a unit of Harcourt General. These competitors are larger and have greater resources than we do. In addition, due to the large number of market niches, we also compete with numerous small publishers.

INTELLECTUAL PROPERTY

    We regard our trademarks, copyrights, domain names, trade secrets and similar intellectual property as valuable assets and rely upon trademark and copyright laws, as well as confidentiality agreements with employees and others, to protect our rights. We pursue the registration of material trademarks and copyrights in the United States and, depending upon use, in some other countries. We believe we own or license all intellectual property rights necessary to conduct our business. To the best of the our knowledge, there are no threatened or pending legal proceedings or claims related to our intellectual property that are likely to have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

ENVIRONMENTAL MATTERS

    We believe that our operations are in compliance with all applicable foreign, federal, state and local environmental laws, as well as all laws and regulations relating to worker health and safety.

FACILITIES

    We lease office space in East Haven, Connecticut; Washington, D.C.; Boca Raton, Florida; New York, New York; Stamford, Connecticut; Southfield, Michigan; and London, England under leases expiring in 2001, 2002, 2006, 2002, 2003, 2000 and 2005, respectively. We have contracts with third parties for warehousing and distribution services in Lynn, Missouri and Letchworth, England. We do not own any real property. We believe that our properties, taken as a whole, are in good operating condition and are suitable and adequate for our current business operations, and that suitable additional or alternative space will be available at commercially reasonable terms for future expansion.

EMPLOYEES AND LABOR RELATIONS

    As of December 31, 1999, we had approximately 375 employees, consisting of 360 employees in the United States and 15 employees based in England. No employees are covered by collective bargaining agreements with labor unions. We believe that relations with our employees are good.

LEGAL PROCEEDINGS

    Mason P. Slaine, our President and Chief Executive Officer, and Michael E. Danziger, a director of our company, are shareholders, officers and directors of Rand Publishing Company Inc. (Rand), a private holding company that has made investments in the publishing industry, and were defendants in a lawsuit alleging that Mr. Slaine breached his fiduciary duty to some other investors and usurped corporate opportunities available to Rand by investing in our company and by participating in the acquisition by our company of various businesses. On December 2, 1998, Rand and Mr. Slaine filed a motion to dismiss the Rand investors' complaint against them. The court granted the motion on November 3, 1999 on the grounds that the plaintiffs had not alleged with particularity the efforts, if any, they had made to compel the board of directors of Rand to initiate these derivative claims in the first instance. The motion was granted with leave to plaintiffs to serve an amended complaint setting forth in detail the reasons why such demand on the Rand board would have been futile.

    In addition, we are involved in litigation that has arisen in the ordinary course of business. We do not expect any of these matters, either individually or in the aggregate, to cause a material adverse effect on our financial condition or results of operations.

INSURANCE

    We maintain general liability and property insurance and an umbrella and excess liability policy in amounts we consider adequate and customary for a business of our kind. However, we cannot guarantee that future claims will not exceed insurance coverage.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Set forth below are the names, ages and positions of our executive officers and directors as of March 14, 2000.

NAME                                                AGE                             POSITION
----                                        --------------------                    --------
Mason P. Slaine...........................  46                     President, Chief Executive Officer and
                                                                   Director

Vincent A. Chippari.......................  39                     Executive Vice President and Chief
                                                                   Financial Officer

Mark Clinton..............................  40                     President, Master Data Center

Norman R. Snesil..........................  56                     President and Chief Executive,
                                                                   CRC Press LLC

Steven Wolfson............................  55                     President, MicroPatent LLC

Michael E. Danziger.......................  41                     Director

David R. Haas.............................  58                     Director

Sidney Lapidus............................  62                     Director

David E. Libowitz.........................  37                     Director

    Set forth below are the present principal occupation and employment background of each of our executive officers and directors.

    MASON P. SLAINE has been our President, Chief Executive Officer and a director since December 1996. Since 1993, Mr. Slaine has been President of Rand Publishing Company Inc., a small holding company that has made investments in the publishing industry. From 1994 to 1996, Mr. Slaine served as President of Thomson Financial, a division of the Thomson Corporation that provides financial information, research, analysis and software products worldwide. From 1993 to 1994, he served as President of Thomson Financial Publishing, a division of Thomson Financial.

    VINCENT A. CHIPPARI has been our Executive Vice President and Chief Financial Officer since January 1998. From 1990 to 1996, Mr. Chippari was Chief Financial Officer of Thomson Business Information, which serves the global scientific, medical, intellectual property, technical and general reference markets. From 1996 to 1997, he was Executive Vice President, Operations, of Thomson Intellectual Property/Automotive Group, as well as General Manager of its Derwent Information North America unit, a patent and scientific information business.

    MARK CLINTON has been President of Master Data Center since December 1995. He has held senior management positions at Master Data Center since 1991. Prior to joining Master Data Center, he was a consultant with Andersen Consulting for eight years, reaching the position of senior manager.

    NORMAN R. SNESIL has been President and Chief Executive Officer of our CRC Press unit since May 1999. From 1998 to 1999, he was President of Q.E.P.
Co., Inc. From 1996 to 1998, he was President of Continental Graphics Company. From 1990 to 1996, Mr. Snesil was President and CEO of Thomson Healthcare, the medical information unit of Thomson.

    STEVEN WOLFSON has been President of our MicroPatent unit since July 1997. From 1996 to 1997, Mr. Wolfson was Vice President and Chief Financial Officer of MicroPatent's predecessor. From 1994 to 1996, he was Vice President and Chief Financial Officer of American Banker, a financial information publishing company. From 1993 to 1994, Mr. Wolfson was an independent consultant in the financial and administrative fields.

    MICHAEL E. DANZIGER has been a director of our company since July 1998. He is currently a consultant in the information and publishing field. From 1991 to 1999, Mr. Danziger was Chairman of Thomson Financial's Database Group, a division of Thomson which provides financial information, products and services. Since 1993, he has also been an executive officer of Rand.

    DAVID R. HAAS has been a director of our company since July 1998. Mr. Haas has been a financial consultant in the entertainment and communications industries since 1995. From 1990 until 1994, he was Senior Vice President and Controller of Time Warner, a leading media and entertainment company. He is currently a director of TODD-AO Corporation.

    SIDNEY LAPIDUS has been a director of our company since December 1996.
Mr. Lapidus has been a General Partner of Warburg, Pincus & Co. and a Member and Managing Director of E.M. Warburg, Pincus & Co., LLC or its predecessors since January 1982, where he has been employed since 1967. He is currently a director of Caribiner International, Inc., Grubb and Ellis Company, Radio Unica Communications Corp., Lennar Corporation, Four Media Company and several privately held companies.

    DAVID E. LIBOWITZ has been a director of our company since December 1996. Mr. Libowitz is a General Partner of Warburg Pincus & Co. and a Member and Managing Director of E.M. Warburg, Pincus & Co., LLC, where he has been employed since July 1991. He is currently a director of Caribiner International, Inc. and Four Media Company.

    Each director serves until the expiration of his term and thereafter until his successor is duly elected and qualified. Our executive officers are elected by the Board of Directors and hold office until their successors are duly elected and qualified or until their earlier resignation or removal from office.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information, as of February 18, 2000 regarding the beneficial ownership of common stock by each stockholder who is known by us to own more than 5% of the outstanding shares of common stock, each of our directors and executive officers and all of the directors and executive officers as a group.

                                                                    SHARES BENEFICIALLY
                                                                          OWNED(1)
                                                                  ------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                                NUMBER        PERCENT
------------------------------------                              ----------      --------
Warburg, Pincus Ventures, L.P.(2)
  466 Lexington Avenue
  New York, New York 10017..................................       9,802,074        57.8%
GeoCapital LLC(3)
  767 Fifth Avenue, 45th Floor
  New York, New York 10153-4590.............................       1,000,200         5.9
J. & W. Seligman & Co. Incorporated(4)
  100 Park Avenue
  New York, New York 10017..................................         938,515         5.5
Westfield Capital Management Co., Inc.(5)
  One Financial Center
  Boston, Massachusetts 02111...............................         904,420         5.3
Mason P. Slaine
  2777 Summer Street, Suite 209
  Stamford, Connecticut 06905...............................       2,224,063        13.1
Vincent A. Chippari(6)......................................          34,722           *
Mark Clinton................................................               0           *
Norman R. Snesil............................................               0           *
Steven Wolfson(7)...........................................           3,604           *
Michael E. Danziger(8)......................................          91,934           *
David R. Haas(8)............................................           6,808           *
Sidney Lapidus(9)...........................................       9,802,074        57.8
David E. Libowitz(9)........................................       9,802,074        57.8
All directors and executive officers, as a group (nine
  persons)..................................................      12,163,205        71.8

------------------------

    * Less than 1%.

(1) Pursuant to the regulations of the SEC, shares are deemed to be "beneficially owned" by a person if such person directly or indirectly has or shares the power to vote or dispose of such shares, whether or not such person has any pecuniary interest in such shares, or the right to acquire the power to vote or dispose of such shares within 60 days, including any right to acquire through the exercise of any option, warrant or right.

(2) The sole general partner of Warburg Pincus is Warburg, Pincus & Co., a New York general partnership. E.M. Warburg, Pincus & Co., LLC, a New York limited liability company, manages Warburg Pincus & Co. and may be deemed to control both entities. Lionel I. Pincus is the Managing Partner of Warburg Pincus & Co. and the Managing Member of E.M. Warburg, Pincus & Co., LLC.

(3) Based upon information disclosed in Schedule 13-G filed February 8, 2000.

(4) Based upon information disclosed in Schedule 13-G filed February 10, 2000.

(5) Based upon information disclosed in Schedule 13-G filed February 10, 2000.

(6) Includes 34,722 shares issuable upon exercise of options that are vested and exercisable.

(7) Includes 2,604 shares issuable upon exercise of options that are vested and exercisable.

(8) Includes 2,328 shares issuable upon exercise of options that are vested and exercisable.

(9) All shares indicated as beneficially owned by Mr. Lapidus and Mr. Libowitz are owned by Warburg Pincus and are included because of their affiliation with Warburg Pincus. Both of them are Members and Managing Directors of E.M. Warburg, Pincus & Co., LLC and General Partners of Warburg Pincus & Co. Messrs. Lapidus and Libowitz disclaim beneficial ownership of the shares owned by Warburg Pincus. Messrs. Lapidus and Libowitz have a mailing address c/o 466 Lexington Avenue, New York, New York 10017.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 50,000,000 shares of common stock and 1,000,000 shares of preferred stock.

COMMON STOCK

    Prior to this offering, there were 16,948,071 shares of our common stock outstanding, owned by 13 stockholders of record. Holders of common stock have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and do not have any cumulative voting rights. In the event of a liquidation, dissolution, or winding-up of our company, any assets remaining after our creditors and the holders of our preferred stock are paid their liquidation preferences will be shared equally and ratably by the holders of our common stock. All outstanding shares of common stock have been validly issued, and are fully paid and nonassessable. Holders of common stock will receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purposes.

PREFERRED STOCK

    We are authorized to issue up to 1,000,000 shares of preferred stock. Our board of directors has the authority to issue this preferred stock in one or more series and to fix substantially all of the terms, rights and amounts of our preferred stock, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock, including the loss of voting control to others.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    After this offering, there will be 21,448,071 shares of common stock and 1,000,000 shares of preferred stock available for future issuance without stockholder approval. These shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. We currently have no plans to issue additional shares of common stock or preferred stock.

    The board of directors will be able to issue this unissued stock to persons who support current management. This may discourage or hinder any attempt to obtain control over us, which would protect the continuity of our management and may deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. These additional shares also could be used to dilute the stock ownership of persons seeking to obtain control over us under a stockholders' rights plan or otherwise.

DELAWARE GENERAL CORPORATION LAW

    Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless:

    - the transaction that results in the person's becoming an interest stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder,

    - the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder, or

    - on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by holders of at least two-thirds of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of the stockholders.

    Under Section 203, an "interested stockholder" is defined as any person that is

    - the owner of 15% or more of the outstanding voting stock of the corporation,

    - an affiliate or associate of the corporation and the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, or

    - an affiliate or associate of such person.

    Pursuant to an exception within Section 203, none of our stockholders existing prior to the offering are subject to the restrictions of Section 203.

    Under some circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. Our certificate of incorporation does not exclude us from the restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also could delay or frustrate the assumption of control by stockholders, even if such assumption of control would be beneficial to stockholders, and also could discourage or make more difficult a merger, tender offer or proxy contest, even if such events could be beneficial to the interests of stockholders.

LIMITATION OF LIABILITY OF DIRECTORS

    Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

    - for any breach of the director's duty of loyalty to us or our stockholders,

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

    - under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions, or

    - for any transaction from which the director derived an improper personal benefit.

    While our certificate of incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his duty of care. The provisions of the certificate of incorporation described above apply to our officer only if he is our director and is acting in his capacity as director, and do not apply to our officers who are not directors.

REGISTRATION RIGHTS

    Warburg, Pincus and Mason Slaine are entitled to registration rights with respect to their respective shares of common stock.

TRANSFER AGENT

    The transfer agent and registrar of the common stock is State Street Bank and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    After this offering, we will have 21,448,071 shares outstanding. We sold 4,722,356 shares of common stock in our initial public offering in August 1998. All of the shares we sell in this offering will be, and those sold in the initial public offering are, freely transferable without restriction under the Securities Act unless purchased by our "affiliates" (as that term is used under the Securities Act and the regulations promulgated thereunder). The remaining 12,225,715 shares of common stock outstanding are deemed "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be resold without registration under the Securities Act or pursuant to an exemption from registration, including exemptions provided by Rule 144 under the Securities Act. All such restricted shares are presently held by our affiliates, are subject to lock-up agreements and will become eligible for sale beginning 90 days after the date of this prospectus upon expiration of such agreements and subject to compliance with the Securities Act.

    No predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional common stock will have on the market price of this common stock. Nevertheless, sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect the market price of the common stock.

    RULE 144. In general, under Rule 144, a stockholder who owns restricted shares that have been outstanding for at least one year is entitled to sell, within any three-month period, a number of these restricted shares that does not exceed the greater of:

    - 1% of the then outstanding shares of common stock (approximately 214,481 shares after this offering) or

    - the average weekly trading volume in the common stock during the four calendar weeks immediately preceding such sale.

    Our affiliates must also comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, to sell shares of common stock that are not restricted securities.

    RULE 144(K). A stockholder who is not and who has not been an affiliate of ours during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares under Rule 144(k) without regard to the volume limitations or other requirements described above.

    LOCK-UP AGREEMENTS. We, our directors and executive officers and Warburg Pincus have agreed, subject to some exceptions, not to offer, sell or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of 90 days after the date of this prospectus.

    REGISTRATION RIGHTS. Pursuant to a registration rights agreement, Warburg, Pincus and Mr. Slaine together have the right to request two registrations of their shares of common stock, provided that the anticipated aggregate public offering price equals $15 million or more, and unlimited registrations on Form S-3, provided that the anticipated aggregate offering price exceeds
$5 million. In addition, they are entitled to have their shares included in an unlimited number of registrations initiated by us, subject to customary conditions. In general, all fees, costs and expenses of such registration (other than underwriting discounts and selling commissions) will be borne by us. We have agreed to indemnify these stockholders from any liability arising out of or relating to any untrue statement of a material fact or any omission of a material fact in any registration statement or prospectus filed by us pursuant to the registration rights agreement, subject to some exceptions.

                                  UNDERWRITING

    Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Thomas Weisel Partners LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us the number of shares listed opposite their names below.

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................  2,250,000
Morgan Stanley & Co. Incorporated...........................  1,575,000
Thomas Weisel Partners LLC..................................    675,000
                                                              ---------
          Total.............................................  4,500,000
                                                              =========

    The obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions.

    The underwriters have agreed to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares. If an underwriter defaults, the purchase agreement provides that the purchase commitments may be terminated.

COMMISSIONS, DISCOUNTS AND EXPENSES

    The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $1.12 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

    The following table shows the public offering price, underwriting discount and commissions to be paid by us to the underwriters in connection with this offering. This information is presented assuming both no exercise or full exercise by the underwriters of their option to purchase additional shares of common stock.

                                                  PER SHARE   WITHOUT OPTION   WITH OPTION
                                                  ---------   --------------   -----------
Public offering price...........................   $36.50      $164,250,000    $188,887,500
Underwriting discount...........................    $1.91        $8,595,000      $9,884,250
Proceeds, before expenses, to Information
  Holdings......................................   $34.59      $155,655,000    $179,003,250

    We estimate that our total expenses for this offering will be $604,989.

OVER-ALLOTMENT OPTION

    We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 675,000 shares of common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to conditions, to purchase a number of additional shares of common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

NO SALE OF SIMILAR SECURITIES

    We have agreed that, for a period of 90 days after the date of this prospectus, we will not without the prior written consent of Merrill Lynch, directly or indirectly (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for or repayable with common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act of 1933 with respect to the foregoing (other than shares sold in this offering) or (2) enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of common stock or such other securities, in cash or otherwise.

NEW YORK STOCK EXCHANGE

    Our common stock is listed on the New York Stock Exchange under the symbol "IHI."

PRICE STABILIZATION AND SHORT SELLING

    Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the underwriters and some selling group members to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

    If the underwriters create a short position in the common stock in connection with the offering, such as by selling more shares of the common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing shares of the common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    In general, purchases of a security for the purposes of stabilization or to reduce a short position could cause the price of the security to be higher than it might have been in the absence of such purchases.

    Neither our company nor any underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither our company nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

INDEMNIFICATION

    We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

NEW UNDERWRITER

    Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since
December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 115 filed public offerings of equity securities, of which 82 have been completed, and has acted as a syndicate member in an additional 56 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the purchase agreement entered into in connection with this offering.

                                 LEGAL MATTERS

    The validity of the common stock offered through this prospectus will be passed upon for us by Willkie Farr & Gallagher, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.

                                    EXPERTS

    The consolidated financial statements of Information Holdings Inc. and subsidiaries for the years ended December 31, 1998 and 1997 and the financial statements of CRC Press Inc. for the year ended December 31, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon also appearing elsewhere herein and in the Registration Statement. Such consolidated financial statements of Information Holdings Inc. and subsidiaries and financial statements of CRC Press Inc. have been included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

    The financial statements of Master Data Center, Inc. as of December 31, 1998 and for the periods of January 1, 1998 through November 27, 1998 and November 28, 1998 through December 31, 1998 appearing in Information
Holdings Inc.'s Current Report on Form 8-K/A dated October 26, 1999 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    The financial statements of MicroPatent for the years ended June 30, 1996 and 1997 appearing in Information Holdings Inc.'s Registration Statement on
Form S-1 333-56665 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any documents we file at the SEC's public reference room at Room 1024, 450 Fifth Avenue, N.W., Washington, D.C. 20549, and at the SEC's regional office at Seven World Trade Center, 13th Floor, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

    The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referencing you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the following documents previously filed by us with the SEC and any future filings we make with the SEC until we sell all of the shares of common stock:

    - Registration Statement on Form S-1 (File No. 333-56665) filed on August 6, 1998;

    - Annual Report on Form 10-K for the year ended December 31, 1998;

    - Proxy Statement relating to the Annual Meeting of Stockholders held on April 27, 1999;

    - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

    - Current Reports on Form 8-K filed on May 19, 1999, August 20, 1999, October 26, 1999, February 14, 2000 and February 29, 2000; and

    - The description of our common stock contained in our Registration Statement on Form 8-A (File No. 1-14371) filed with the SEC pursuant to
      Section 12(g) of the Exchange Act on August 4, 1998 and any amendments or reports filed for the purpose of updating such description.

    You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                           Information Holdings Inc.
                           Attention: Secretary
                           2777 Summer Road, Suite 209
                           Stamford, CT 06905
                           Telephone No. (203) 961-9106.

    This prospectus does not contain all the information contained in the registration statement on Form S-3 filed by us for this offering. You should refer to the registration statement for further information about us and the shares we are offering. Statements in this prospectus concerning the terms of documents are necessarily summaries of those documents, and are qualified in their entirety by reference to the actual document filed with the SEC.

                           INFORMATION HOLDINGS INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Consolidated Balance Sheets as of September 30, 1999
  (unaudited) and December 31, 1998.........................     F-2
Consolidated Statements of Operations for the Three and Nine
  Months Ended September 30, 1999 and 1998 (unaudited)......     F-3
Consolidated Statements of Cash Flows for the Nine Months
  Ended September 30, 1999 and 1998 (unaudited).............     F-4
Notes to Consolidated Financial Statements (unaudited)......     F-5
Report of Independent Auditors..............................     F-9
Report of Independent Certified Public Accountants..........    F-10
Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................    F-11
Consolidated Statements of Operations for the Years ended
  December 31, 1998, 1997 and 1996..........................    F-12
Consolidated Statements of Stockholders'/Members' Equity for
  the Years Ended December 31, 1998, 1997 and 1996..........    F-13
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1998, 1997 and 1996..........................    F-14
Notes to Consolidated Financial Statements..................    F-15

                           INFORMATION HOLDINGS INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1999            1998
                                                              -------------   ------------
                                                               (Unaudited)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................    $  2,890        $ 57,270
  Accounts receivable (NET OF ALLOWANCE FOR DOUBTFUL
    ACCOUNTS AND SALES RETURNS OF $2,824 AND $911,
    RESPECTIVELY)...........................................      17,936           9,286
  Inventories...............................................       5,240           4,832
  Prepaid expenses and other current assets.................       2,886           1,945
  Deferred income taxes.....................................         870             777
                                                                --------        --------
      Total current assets..................................      29,822          74,110
Property and equipment, net.................................       4,439           4,173
Pre-publication costs (NET OF ACCUMULATED AMORTIZATION OF
  $2,650
  AND $2,350, RESPECTIVELY).................................       3,087           3,474
Publishing rights and other intangible assets, net..........      78,818          21,265
Goodwill, net...............................................      15,688             336
Other assets................................................       2,945           1,433
                                                                --------        --------
TOTAL.......................................................    $134,799        $104,791
                                                                ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of capitalized lease obligations..........    $    275        $    261
  Accounts payable..........................................      18,120           4,074
  Accrued expenses..........................................       1,901           1,821
  Royalties payable.........................................         981           1,935
  Deferred subscription revenue.............................       6,365           8,530
                                                                --------        --------
      Total current liabilities.............................      27,642          16,621
  Capital leases............................................       2,484           2,694
  Deferred income taxes.....................................      15,517              --
  Other long-term liabilities...............................         799             683
                                                                --------        --------
      Total liabilities.....................................      46,442          19,998
                                                                --------        --------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value; 1,000,000 shares
    authorized; none issued.................................    $     --        $     --
  Common stock, $.01 par value; 50,000,000 shares
    authorized; 16,948,071 issued and outstanding...........         169             169
  Additional paid-in capital................................      84,808          84,750
  Retained earnings (deficit)...............................       3,380            (126)
                                                                --------        --------
    Total stockholders' equity..............................      88,357          84,793
                                                                --------        --------
TOTAL.......................................................    $134,799        $104,791
                                                                ========        ========

SEE NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

                           INFORMATION HOLDINGS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (Unaudited)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                          THREE MONTHS ENDED     NINE MONTHS ENDED
                                                             SEPTEMBER 30,         SEPTEMBER 30,
                                                          -------------------   -------------------
                                                            1999       1998       1999       1998
                                                          --------   --------   --------   --------
Revenues................................................  $14,833    $11,511    $39,865    $32,584
Cost of sales...........................................    3,847      2,752     10,590      8,128
                                                          -------    -------    -------    -------
Gross profit............................................   10,986      8,759     29,275     24,456
                                                          -------    -------    -------    -------
Operating expenses:
  Selling, general and administrative...................    7,208      5,881     20,890     18,200
  Depreciation and amortization.........................    1,683      1,356      3,741      3,927
  Severance and special bonuses.........................       --      1,050         --      1,050
                                                          -------    -------    -------    -------
      Total operating expenses..........................    8,891      8,287     24,631     23,177
                                                          -------    -------    -------    -------
Income from operations..................................    2,095        472      4,644      1,279
                                                          -------    -------    -------    -------
Other income (expense):
  Interest income.......................................      288        466      1,539        691
  Interest expense......................................      (66)       (71)      (210)      (228)
  Other expense.........................................       --         --        (18)        --
                                                          -------    -------    -------    -------
Income before income taxes..............................    2,317        867      5,955      1,742
Provision for income taxes..............................    1,030         43      2,449        135
                                                          -------    -------    -------    -------
Net income..............................................  $ 1,287    $   824    $ 3,506    $ 1,607
                                                          =======    =======    =======    =======
Net income per common share amounts:
  Basic earnings........................................  $  0.08               $  0.21
                                                          =======               =======
  Diluted earnings......................................  $  0.08               $  0.20
                                                          =======               =======
Pro forma income data:
  Income before income taxes, as reported...............             $   867               $ 1,742
  Pro forma income taxes................................                  43                   135
                                                                     -------               -------
  Pro forma net income..................................             $   824               $ 1,607
                                                                     =======               =======
  Pro forma earnings per share..........................             $  0.05               $  0.09
                                                                     =======               =======

SEE NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

                           INFORMATION HOLDINGS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (Unaudited)
                                 (IN THOUSANDS)

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              -----------------------
                                                                1999           1998
                                                              --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  3,506       $  1,607
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation............................................     1,155            875
    Amortization of goodwill and other intangibles..........     2,586          3,052
    Amortization of pre-publication costs...................     1,821          1,634
    Deferred taxes..........................................      (105)            --
    Loss on disposal of property and equipment..............        18             --
    Changes in operating assets and liabilities:
      Accounts receivable, net..............................    (4,537)          (328)
      Inventories...........................................      (443)          (464)
      Prepaid expenses and other current assets.............      (829)        (1,290)
      Accounts payable and accrued expenses.................     2,889            364
      Royalties payable.....................................      (954)          (476)
      Deferred subscription revenue.........................    (2,330)        (1,639)
      Other, net............................................      (464)          (641)
                                                              --------       --------
    Net Cash Provided by Operating Activities...............     2,313          2,694
                                                              --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property and equipment..............        11             --
  Purchases of property and equipment.......................    (1,020)          (757)
  Pre-publication costs.....................................    (1,246)        (1,167)
  Increase in short-term investments........................        --        (30,148)
  Acquisitions of businesses and titles.....................   (53,425)        (4,268)
                                                              --------       --------
    Net Cash Used in Investing Activities...................   (55,680)       (36,340)
                                                              --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net repayments under revolving credit facility............        --         (2,000)
  Financing costs for new credit facility...................      (875)            --
  Net repayments under capital leases.......................      (196)          (171)
  Issuance of common stock..................................        58         51,441
  Capital contributions.....................................        --             11
                                                              --------       --------
    Net Cash (Used in) Provided by Financing Activities.....    (1,013)        49,281
                                                              --------       --------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS........   (54,380)        15,635
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............    57,270         10,280
                                                              --------       --------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $  2,890       $ 25,915
                                                              ========       ========

SEE NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

                           INFORMATION HOLDINGS INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

A.  BASIS OF PRESENTATION

    The consolidated balance sheet of Information Holdings Inc. (IHI, or the Company) at December 31, 1998 has been derived from IHI's Annual Report on Form 10-K for the year then ended. All other consolidated financial statements contained herein have been prepared by IHI and are unaudited. The financial statements should be read in conjunction with the financial statements for the year ended December 31, 1998 and the notes thereto contained in IHI's Annual Report on Form 10-K for the year then ended.

    The accompanying unaudited consolidated financial statements have been prepared in accordance with Article 10 of Regulation S-X for interim financial statements required to be filed with the Securities and Exchange Commission and do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. However, in the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the consolidated financial position of IHI as of September 30, 1999, and the consolidated results of its operations and its cash flows for the periods presented herein. Results for the three and nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full fiscal year.

B.  INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories at September 30, 1999 and December 31, 1998 consist solely of finished goods. The vast majority of inventories are books, which are reviewed periodically on a title-by-title basis for salability. The cost of inventory determined to be impaired is charged to income in the period of determination.

C.  PRE-PUBLICATION COSTS

    Certain expenses related to books, primarily comprised of design and other pre-production costs, are deferred and charged to expense over the estimated product life. These costs are primarily amortized over a four-year period following release of the applicable book, using an accelerated amortization method. During 1999, the Company removed from its Balance Sheet fully amortized pre-publication costs of approximately $1,645,000.

D.  RECLASSIFICATIONS

    Certain amounts in the fiscal 1998 financial statements have been reclassified to conform to the 1999 financial statement presentation.

                           INFORMATION HOLDINGS INC.

E.  EARNINGS PER SHARE DATA

    The following table sets forth the computation of basic and diluted earnings per share for the periods indicated.

                                                    THREE MONTHS        NINE MONTHS
                                                        ENDED              ENDED
                                                    -------------      -------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)               SEPTEMBER 30,      SEPTEMBER 30,
-------------------------------------                   1999               1999
Basic:
Net income........................................     $1,287              $3,506
Average shares outstanding........................     16,946              16,944
                                                       ------              ------
Basic EPS.........................................     $ 0.08              $ 0.21
                                                       ======              ======
Diluted:
Net income........................................     $1,287              $3,506
                                                       ======              ======
Average shares outstanding........................     16,946              16,944
Net effect of dilutive stock options--based on the
  treasury stock method...........................        182                 176
                                                       ------              ------
Total.............................................     17,128              17,120
                                                       ------              ------
Diluted EPS.......................................     $ 0.08              $ 0.20
                                                       ======              ======

    During the third quarter of 1999, employees exercised stock options to acquire 4,882 shares at an exercise price of $12 per share.

    No historical earnings per share data are presented for the three months and nine months ended September 30, 1998, as the Company does not consider such data meaningful. The pro forma earnings per share data presented were computed using 16,943,189 shares outstanding, which reflects all shares outstanding following the Company's initial public offering in August 1998, as if such shares were outstanding since January 1, 1998.

F.  IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1999, the Financial Accounting Standards Board (FASB) issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133. The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. The rule will now apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In the opinion of the Company's management, adoption of this new accounting standard will not have any impact on the Company's consolidated financial position or results of operations.

G.  ACQUISITIONS

    On September 1, 1999, the Company acquired the assets of the Corporate Intelligence (CI) business of Innovator Corporation for cash consideration of approximately $8,000,000. CI provides intellectual property information and related software and searching tools, primarily through the

                           INFORMATION HOLDINGS INC.

G.  ACQUISITIONS (CONTINUED)
Internet. The purchase price was preliminarily allocated to publishing rights and other intangible assets of $7,900,000 and non-compete agreements of $100,000.

    On August 12, 1999, the Company acquired all of the outstanding capital stock of Master Data Center, Inc. (MDC), a Michigan corporation, for cash consideration of approximately $33,000,000. MDC provides patent annuity tax payment services for owners of intellectual property in domestic and foreign markets and complementary software products for managing patent and trademark portfolios. The purchase price was preliminarily allocated to net liabilities assumed of $7,150,000, and publishing rights and other intangible assets of $40,150,000. The Company also recorded goodwill and an offsetting deferred income tax liability as a result of the gross up of acquired intangible assets in the amount of $15,622,000. This goodwill is being amortized using the straight-line method over 20 years. Amortization expense for the nine months ended September 30, 1999 was $105,000.

    On July 19, 1999, the Company acquired all of the assets of Faxpat, Inc. (Faxpat) for cash consideration of approximately $9,300,000. Faxpat is a leading provider of patent documents and file histories to the legal and corporate markets. The purchase price was preliminarily allocated to net tangible assets of $500,000, publishing rights and other intangible assets of $8,700,000 and non-compete agreements of $100,000.

    The above acquisitions have all been accounted for using the purchase method of accounting and, accordingly, the results of their operations have been included in the Company's results of operations from their respective dates of acquisition.

    The pro forma unaudited results of operations for the nine months ended September 30, 1999 and September 30, 1998, assuming consummation of the MDC acquisition as of January 1, 1998 are as follows:

                                                      NINE MONTHS     NINE MONTHS
                                                         ENDED           ENDED
                                                     -------------   -------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                SEPTEMBER 30,   SEPTEMBER 30,
-------------------------------------                    1999            1998
Revenues...........................................     $44,797         $38,271
Net income.........................................       2,608           1,667
Per common share amounts:
  Basic earnings...................................     $  0.15         $  0.10
                                                        =======         =======
  Diluted earnings.................................     $  0.15         $  0.10
                                                        =======         =======

    The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the above date, nor are they necessarily indicative of future operating results.

H.  REVOLVING CREDIT FACILITY

    On September 24, 1999, the Company entered into a seven-year revolving credit facility in an amount not to exceed $50,000,000 initially, including a $10,000,000 sublimit for the issuance of standby letters of credit (the Credit Facility). Total commitments under the Credit Facility shall be permanently reduced to $45,000,000 at the end of the third year, $37,500,000 at the end of the fourth year, $25,000,000 at the end of the fifth year and $12,500,000 at the end of the sixth year. The proceeds from

                           INFORMATION HOLDINGS INC.

H.  REVOLVING CREDIT FACILITY (CONTINUED)
the Credit Facility are intended to be used to fund acquisitions, to meet short-term working capital needs and for general corporate purposes.

    Borrowings under the Credit Facility bear interest at either the higher of the bank's prime rate and one-half of 1% in excess of the overnight federal funds rate plus a margin of 0.50% to 1.25% or the Eurodollar Rate plus a margin of 1.5% to 2.25% depending on the Company's ratio of indebtedness to earnings before interest, taxes, depreciation and amortization. The Company also pays a commitment fee of 0.375% on the unused portion of the Credit Facility. As of September 30, 1999, the Company had no outstanding borrowings under the Credit Facility.

    Under the terms of the Credit Facility, the Company is required to maintain certain financial ratios related to fixed charge coverage, leverage and interest coverage, in addition to certain other covenants. As of September 30, 1999, the Company was in compliance with all covenants. The Credit Facility is secured by a first priority perfected pledge of all notes and capital stock owned by the Company's subsidiaries and a first priority perfected security interest in all other assets of the Company and its subsidiaries, subject to certain exceptions. Obligations under the Credit Facility will be guaranteed by the Company and its subsidiaries. The Credit Facility also prohibits the Company from incurring certain additional indebtedness, limits certain investments, mergers or consolidations and restricts substantial asset sales, and dividends.

I.  SUBSEQUENT EVENT

   LEGAL PROCEEDINGS

    As previously disclosed, Mason P. Slaine, the Company's President and Chief Executive Officer, and Michael E. Danziger, a director of the Company, are shareholders, officers and directors of Rand Publishing Company Inc. (Rand), a private holding company that has made investments in the publishing industry, and are defendants in a lawsuit alleging that Mr. Slaine breached his fiduciary duty to certain other investors and usurped corporate opportunities available to Rand by investing in the Company and by participating in the acquisition by the Company of various businesses.

    On December 2, 1998, Rand and Mr. Slaine filed a motion to dismiss the Rand investors' complaint against them. The court granted the motion on November 3, 1999 on the grounds that the plaintiffs had not alleged with particularity the efforts, if any, they had made to impel the board of directors of Rand to initiate these derivative claims in the first instance. The motion was granted with leave to plaintiffs to serve an amended complaint setting forth in detail the reasons why such demand on the Rand board would have been futile.

                         REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Information Holdings Inc.

    We have audited the accompanying consolidated balance sheets of Information Holdings Inc. and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders'/members' equity, and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Information Holdings Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

New York, New York
March 3, 1999

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Stockholders and Board of Directors
CRC Press, Inc.

    We have audited the accompanying statements of operations, stockholders' equity, and cash flows of CRC Press, Inc. for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

West Palm Beach, Florida
May 29, 1998

                           INFORMATION HOLDINGS INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              DECEMBER 31   DECEMBER 31
                                                                 1998          1997
                                                              -----------   -----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................   $ 57,270       $10,280
  Accounts receivable (NET OF ALLOWANCE FOR DOUBTFUL
    ACCOUNTS AND SALES RETURNS OF $911 AND $803,
    RESPECTIVELY)...........................................      9,286         4,968
  Inventories...............................................      4,832         3,803
  Prepaid expenses and other current assets.................      1,945         1,466
  Deferred income taxes.....................................        777            --
                                                               --------       -------
      Total current assets..................................     74,110        20,517
  Property and equipment--net...............................      4,173         4,041
  Pre-publication costs (NET OF ACCUMULATED AMORTIZATION OF
    $2,350 AND $2,313, RESPECTIVELY)........................      3,474         3,289
  Publishing rights and other intangible assets, net........     21,601        21,519
  Other assets..............................................      1,369           826
  Deferred income taxes.....................................         64            27
                                                               --------       -------
TOTAL.......................................................   $104,791       $50,219
                                                               ========       =======
LIABILITIES AND STOCKHOLDERS'/MEMBERS' EQUITY
CURRENT LIABILITIES:
  Current portion of capitalized lease obligations..........   $    261       $   233
  Accounts payable..........................................      4,074         2,950
  Accrued expenses..........................................      1,821         3,511
  Royalties payable.........................................      1,935         1,749
  Deferred subscription revenue.............................      8,530         7,582
                                                               --------       -------
      Total current liabilities.............................     16,621        16,025
  Capital leases............................................      2,694         2,955
  Long-term debt............................................         --         2,000
  Other long-term liabilities...............................        683           683
                                                               --------       -------
      Total liabilities.....................................     19,998        21,663
                                                               --------       -------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS'/MEMBERS' EQUITY:
  Members' equity...........................................   $     --       $33,467
  Preferred stock, $.01 par value; 1,000,000 shares
    authorized; none issued.................................         --            --
  Common stock, $.01 par value; 50,000,000 shares
    authorized; 16,943,189 issued and outstanding...........        169            --
  Additional paid-in capital................................     84,750            --
  Accumulated deficit.......................................       (126)       (4,911)
                                                               --------       -------
      Total stockholders'/members' equity...................     84,793        28,556
                                                               --------       -------
TOTAL.......................................................   $104,791       $50,219
                                                               ========       =======

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                           INFORMATION HOLDINGS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                            YEARS ENDED DECEMBER 31

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                         1996
                                                                                       CRC PRESS
                                                                                      PREDECESSOR
                                                             1998          1997         COMPANY
                                                          -----------   -----------   -----------
Revenues................................................  $    46,651   $    34,869     $ 28,852
Cost of sales...........................................       11,707        11,492        9,262
                                                          -----------   -----------     --------
Gross profit............................................       34,944        23,377       19,590
                                                          -----------   -----------     --------
Operating Expenses:
  Selling, general and administrative...................       24,871        20,918       17,295
  Depreciation and amortization.........................        5,313         3,909        1,706
  Severance and special bonuses.........................        1,050         3,213           --
  Impairment of long-lived assets.......................           --            --       10,666
                                                          -----------   -----------     --------
      Total operating expenses..........................       31,234        28,040       29,667
                                                          -----------   -----------     --------
Income (loss) from operations...........................        3,710        (4,663)     (10,077)
                                                          -----------   -----------     --------
Other income (expense):
  Interest income.......................................        1,444           152           --
  Interest expense......................................         (327)         (282)      (1,036)
  Other income (expense)................................           --          (115)          47
                                                          -----------   -----------     --------
Income (loss) before income taxes.......................        4,827        (4,908)     (11,066)
Provision for income taxes..............................           42             3          170
                                                          -----------   -----------     --------
Net income (loss).......................................  $     4,785   $    (4,911)    $(11,236)
                                                          ===========   ===========     ========

Pro forma data (Unaudited):
  Income (loss) before income taxes, as reported........  $     4,827   $    (4,908)
  Pro forma income taxes................................           42             3
                                                          -----------   -----------
  Pro forma net income (loss)...........................  $     4,785   $    (4,911)
                                                          ===========   ===========
  Pro forma basic and diluted net income (loss) per
    share...............................................  $      0.28   $     (0.29)
                                                          ===========   ===========
  Pro forma weighted average common shares
    outstanding.........................................   16,943,189    16,943,189
                                                          ===========   ===========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                           INFORMATION HOLDINGS INC.

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS'/MEMBERS' EQUITY

                            YEARS ENDED DECEMBER 31

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                             COMMON STOCK
                                         ---------------------   ADDITIONAL
                                         NUMBER OF                PAID-IN     ACCUMULATED   MEMBERS'
INFORMATION HOLDINGS INC.                  SHARES      AMOUNT     CAPITAL       DEFICIT      EQUITY      TOTAL
-------------------------                ----------   --------   ----------   -----------   ---------   --------
Balance at January 1, 1997.............          --     $ --       $    --      $     --    $      --   $    --
Capital contributions..................                                                        33,467    33,467
Net loss...............................                                           (4,911)                (4,911)
                                         ----------     ----       -------      --------    ---------   -------
Balance at December 31, 1997...........          --       --            --        (4,911)      33,467    28,556
Exchange...............................  12,200,000      122        33,356                    (33,478)       --
Initial public offering................   4,722,356       47        51,144                               51,191
Issuance of common stock to an
  employee.............................      20,833                    250                                  250
Capital contribution...................                                                            11        11
Net income.............................                                            4,785                  4,785
                                         ----------     ----       -------      --------    ---------   -------
Balance at December 31, 1998...........  16,943,189     $169       $84,750      $   (126)   $      --   $84,793
                                         ==========     ====       =======      ========    =========   =======

                                                                 ADDITIONAL
                                                       COMMON     PAID-IN     ACCUMULATED
CRC PRESS PREDECESSOR COMPANY                          STOCK      CAPITAL       DEFICIT      TOTAL
-----------------------------                         --------   ----------   -----------   --------
Balance at January 1, 1996..........................     $4        $29,069      $(12,056)   $ 17,017
Capital contribution................................                    37                        37
Net loss............................................                             (11,236)    (11,236)
                                                         --        -------      --------    --------
Balance at December 31, 1996........................     $4        $29,106      $(23,292)   $  5,818
                                                         ==        =======      ========    ========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                           INFORMATION HOLDINGS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                            YEARS ENDED DECEMBER 31

                                 (IN THOUSANDS)

                                                                                       1996
                                                                                     CRC PRESS
                                                                                    PREDECESSOR
                                                                1998       1997       COMPANY
                                                              --------   --------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $ 4,785    $ (4,911)    $(11,236)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Impairment write-down of long-lived assets..............       --          --       10,666
    Depreciation............................................    1,192         836          541
    Amortization of intangibles.............................    4,121       3,073        1,165
    Amortization of pre-publication costs...................    2,413       2,313        3,064
    Deferred income taxes...................................     (814)        (27)         170
    Other...................................................      250         400         (371)
    Changes in operating assets and liabilities:
      Accounts receivable--net..............................   (4,318)       (908)      (1,879)
      Inventories...........................................   (1,237)        785       (1,332)
      Prepaid expenses and other assets.....................     (479)       (807)         405
      Accounts payable and accrued expenses.................     (566)      2,779         (124)
      Royalties payable.....................................      186         843          (73)
      Deferred revenue......................................      948       3,807          451
      Other--net............................................     (543)        387          801
                                                              -------    --------     --------
    Net Cash Provided by Operating Activities...............    5,938       8,570        2,248
                                                              -------    --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property, plant and equipment.......        2          11           --
  Pre-publication costs.....................................   (2,390)     (1,654)      (3,641)
  Acquisitions of business titles...........................   (4,202)    (30,778)          --
  Purchases of property and equipment.......................   (1,327)     (1,163)        (387)
                                                              -------    --------     --------
    Net Cash Used in Investing Activities...................   (7,917)    (33,584)      (4,028)
                                                              -------    --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (repayments)borrowings under revolving credit
    facility................................................   (2,000)      2,000           --
  Advances/contributions from Times Mirror..................       --          --        2,307
  Net repayments under capital leases.......................     (233)       (173)        (166)
  Issuance of common stock in public offering...............   51,191          --           --
  Capital contributions.....................................       11      33,467           --
                                                              -------    --------     --------
    Net Cash Provided by Financing Activities...............   48,969      35,294        2,141
                                                              -------    --------     --------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................   46,990      10,280          361
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................   10,280          --          664
                                                              -------    --------     --------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $57,270    $ 10,280     $  1,025
                                                              =======    ========     ========
SUPPLEMENTAL DISCLOSURE:
  Income taxes paid.........................................  $   187    $     49     $    974
                                                              =======    ========     ========
  Interest paid.............................................  $   340    $    244     $  1,035
                                                              =======    ========     ========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                           INFORMATION HOLDINGS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

    Information Ventures LLC (IV), a wholly owned subsidiary of Information Holdings Inc. (IHI), was formed on December 2, 1996 to create and build an information and publishing business. IV functions as a holding company and, through its wholly owned subsidiaries--CRC Press LLC and MicroPatent LLC, publishes information in print and electronic media in the fields of science, technology, business, environmental science, intellectual property, and certain related disciplines. Products are distributed on a worldwide basis, and IV has operating offices in the United States and in Europe. Prior to IV's initial acquisition, which occurred effective as of January 1, 1997, IV had no operations or assets.

    On August 12, 1998, the members of IV contributed all of their direct and indirect equity interests to IHI, a newly formed Delaware corporation, in exchange for 12,200,000 shares of common stock of IHI representing 100% of the initial outstanding equity interests (the Exchange).

    Effective August 12, 1998, IHI sold 4,250,000 additional shares of common stock in an initial public offering at $12.00 per share. Subsequently, the underwriters exercised an option and purchased an additional 472,356 shares at $12.00 per share. Net proceeds, after deducting underwriting discounts and expenses, of approximately $51,200,000 are available for general corporate purposes, including acquisitions. IHI, together with IV and its subsidiaries are referred to as (the Company).

    The consolidated financial statements presented as of and for the years ended December 31, 1998 and 1997 include the accounts of IHI and subsidiaries, all of which are wholly owned. Because IHI had no business operations prior to the Exchange, the balance sheet and statement of operations for IHI for periods prior to August 12, 1998 are not included herein. The balance sheet for the year ended December 31, 1997 and statements of operations for the period January 1, 1997 to August 12, 1998 and for the twelve months ended December 31, 1997 include the accounts of IV and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. All acquisitions have been accounted for using the purchase method of accounting, and operating results have been included from the respective dates of acquisition.

    The financial statements of CRC Press, Inc. are included herein for the twelve months ended December 31, 1996 as the predecessor company (the Predecessor). CRC Press, Inc. a wholly owned subsidiary of The Times Mirror Company, was subsequently purchased by IV on January 10, 1997, effectively as January 1, 1997, for cash consideration of $13,000,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    CASH EQUIVALENTS--The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. The cost of these investments is equal to fair market value.

                           INFORMATION HOLDINGS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    ACCOUNTS RECEIVABLE--The changes in the allowance for doubtful accounts receivable and sales returns consist of the following (in thousands):

                                                               YEARS ENDED
                                                               DECEMBER 31
                                                    ---------------------------------
                                                                             1996
                                                                           CRC PRESS
                                                                          PREDECESSOR
                                                      1998       1997       COMPANY
                                                    --------   --------   -----------
Allowance, beginning of year......................   $ 803      $   --       $4,281
Provision for uncollectible accounts and
  returns.........................................     253       1,049          207
Write-off of uncollectible accounts and deductions
  from reserves...................................    (145)       (246)      (1,509)
                                                     -----      ------       ------
Allowance, end of year............................   $ 911      $  803       $2,979
                                                     =====      ======       ======

    INVENTORIES--Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories at December 31, 1998 and 1997 consist solely of finished goods. The vast majority of inventories are books, which are reviewed periodically on a title-by-title basis for salability. The cost of inventory determined to be impaired is charged to income in the period of determination.

    DIRECT MAIL COSTS--Direct mail costs are expensed upon mailing. Direct mail expense was approximately $6,460,000, $6,119,000, and $3,596,000 for the years ended December 31, 1998, 1997 and 1996, respectively. Direct mail related costs of approximately $529,000 and $418,000 were included in prepaid expenses and other current assets at December 31, 1998 and 1997, respectively.

    PROPERTY AND EQUIPMENT--Depreciation is provided using the straight-line method over the following estimated useful lives:

Furniture and equipment....................  5 years
Computer equipment.........................  3 years
Leasehold improvements.....................  Shorter of useful life or lease term
Property under capital leases..............  Life of lease

    PRE-PUBLICATION COSTS--Certain expenses related to books, primarily comprised of design and other pre-production costs, are deferred and charged to expense over the estimated product life. These costs are primarily amortized over a four-year period following release of the applicable book, using an accelerated amortization method. During 1998, the Company removed from its Balance Sheet fully amortized Pre-publication costs with a cost of approximately $2,106,000.

    PUBLISHING RIGHTS AND OTHER INTANGIBLES--Publishing rights consist primarily of publication agreements, subscriber lists, trademarks and related assets and are amortized using the straight-line method over their estimated useful lives ranging from 3-20 years. Non-compete agreements arising from acquisitions are amortized using the straight-line basis over the contractual term, currently
3 years. Goodwill consists of the excess of cost over the value of identifiable net assets of businesses acquired and is being amortized on a straight-line basis over their estimated useful lives of 20 years.

                           INFORMATION HOLDINGS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    IMPAIRMENT OF LONG-LIVED ASSETS--The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. Based on these evaluations, there were no adjustments to the carrying value on long-lived assets in fiscal 1998 and 1997. Based on the January 10, 1997 purchase of CRC Press' net assets from Times Mirror, CRC Press determined that goodwill had been impaired and recorded an impairment charge of approximately $10,666,000.

    REVENUE RECOGNITION--Revenues from books and the related cost of sales are recognized when the product is shipped to the customer. For products sold with the right of return, revenue is recognized net of a provision for estimated returns. Subscription payments received are deferred and recognized as revenue in the period in which the product is shipped.

    DEFERRED REVENUE--In connection with the acquisition of companies, it is the Company's policy to record deferred revenue at the cost to fulfill rather than based on the subscription payments received.

    INCOME TAXES--As a result of the Exchange discussed in Note 1, the Company became subject to Federal and state income taxes. Prior to that time the Company was a limited liability company (LLC) and was treated as a partnership for Federal and most state income taxes. However, in those periods the Company was still liable for income taxes in certain states and thus a provision for those state income taxes was reflected on the statement of operations.

    Deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

    STOCK-BASED COMPENSATION--The Company accounts for its stock based compensation arrangements under the provisions of Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensations." Since stock options will be granted by the Company with exercise prices at or greater than the fair value of the shares at the date of grant, no compensation expense will be recognized.

    RECLASSIFICATIONS--Certain amounts in the fiscal 1997 financial statements have been reclassified to conform with the 1998 financial statement presentation.

    COMPUTATION OF EARNINGS PER COMMON SHARE--The Company adopted the provisions of SFAS No. 128, "Earnings Per Share," in the fourth quarter of fiscal 1998. The new standard requires dual presentation of basic and diluted earnings per share for all periods for which an income statement is presented. Basic income per common share is based on the weighted average outstanding common shares during the respective period. Diluted income per share is based on the weighted average outstanding common shares and the effect of all dilutive potential common shares, such as stock options. For fiscal 1998 diluted shares had no impact on the computation of earnings per common share. No historical earnings per share data are presented, as the Company does not consider such data meaningful. The pro forma earnings (loss) per share data presented were computed using 16,943,189

                           INFORMATION HOLDINGS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) shares outstanding, which reflects all shares outstanding following the initial public offering, as if such shares were outstanding since January 1, 1997.

    ADOPTION OF NEW ACCOUNTING STANDARDS--Effective for the Company's fiscal 1998 financial statements, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," which requires disclosures of comprehensive income and its components, as defined; and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which requires certain financial and descriptive information about a company's reportable operating statements. The Company adopted these statements and determined that the new standards do not have any impact on the Company's consolidated financial statements.

    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS--In February of 1998, the FASB issued SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits," which requires additional disclosures relating to a company's pension and postretirement benefit plans for fiscal years beginning after December 15, 1998. Additionally in June of 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities was issued for all fiscal quarters of fiscal years beginning after June 15, 1999. In the opinion of the Company's management, adoption of these new accounting standards will not result in any change in the Company's disclosure requirements nor will they have any impact on the Company's consolidated financial position or results of operations.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. ACQUISITIONS

    On August 19, 1998, the Company acquired two product lines for cash consideration of approximately $3,700,000: the Chapman & Hall list of mathematics and statistics books and Chapman & Hall's electronic databases and books in the chemistry field. The purchase price was allocated to net tangible assets of $200,000 and publishing rights and other intangible assets of $3,500,000.

    On January 10, 1997, effectively as of January 1, 1997, the Company acquired the net assets of CRC Press for cash consideration of $13,000,000. CRC Press publishes information in print and electronic media for the global scientific, professional and technical communities. The purchase price was allocated to net tangible assets of $5,800,000 and publishing rights and other intangible assets of $7,200,000.

    On January 14, 1997, effectively as of January 1, 1997, the Company acquired the net assets of St. Lucie Press for cash consideration of $2,600,000.
St. Lucie publishes business related books. The purchase price was allocated to net tangible assets aggregating $600,000 and publishing rights and other intangibles of $2,000,000.

    On June 5, 1997, the Company acquired the net assets of Auerbach for cash consideration of $8,000,000. Auerbach publishes information in print and electronic media for the information

                           INFORMATION HOLDINGS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

3. ACQUISITIONS (CONTINUED)
technology market. The purchase price was allocated to net liabilities assumed of $300,000, publishing rights and other intangibles of $8,100,000, goodwill of $100,000 and noncompete agreements of $100,000.

    On July 2, 1997, effectively as of July 1, 1997, the Company acquired the net assets of MicroPatent for cash consideration of $7,400,000. MicroPatent provides information products and services for intellectual property professionals. The purchase price was allocated to in process research and development costs of $400,000 which were expensed in 1997, tangible net assets/(liabilities) aggregating ($100,000) and publishing rights and other intangibles of $7,100,000.

    In connection with the purchase of the above mentioned subsidiaries, the Company has revalued the deferred subscription revenues based on cost to fulfill. As a result, the deferred subscription revenues were reduced by $4,000,000 in fiscal 1997. Had the Company not made such revaluation, revenues and gross profit for the year ended December 31, 1997 would have been higher by $4,000,000.

    All acquisitions have been accounted for using the purchase method of accounting and, accordingly, the results of their operations have been included in the Company's results of operations from their respective dates of acquisition.

    The pro-forma unaudited condensed consolidated result of operations for the year ended December 31, 1997, assuming all the 1997 acquisitions were consummated as of January 1, 1997, are as follows (in thousands except per share data):

Revenues....................................................  $39,483
                                                              =======

Net loss....................................................  $(7,872)
                                                              =======

Loss per share..............................................  $ (0.46)
                                                              =======

    The pro-forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of the above dates, nor are they necessarily indicative of future operating results.

4. PROPERTY AND EQUIPMENT

    Property and equipment (at cost) consisted of the following (in thousands):

                                                       DECEMBER 31   DECEMBER 31
                                                          1998          1997
                                                       -----------   -----------
Buildings............................................    $2,344        $2,344
Furniture and equipment..............................       858           467
Computer equipment...................................     2,545         1,756
Leasehold improvements...............................       476           310
                                                         ------        ------
                                                          6,223         4,877
Less accumulated depreciation........................     2,050           836
                                                         ------        ------
                                                         $4,173        $4,041
                                                         ======        ======

                           INFORMATION HOLDINGS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

5. PUBLISHING RIGHTS AND OTHER INTANGIBLE ASSETS

    Publishing rights and other intangible assets consisted of the following (in thousands):

                                                       DECEMBER 31   DECEMBER 31
                                                          1998          1997
                                                       -----------   -----------
Publishing rights....................................    $25,479       $22,994
Trademarks...........................................      2,850         1,350
Goodwill.............................................        348           148
Non-compete agreements...............................        117           100
                                                         -------       -------
                                                          28,794        24,592
Less accumulated amortization........................      7,193         3,073
                                                         -------       -------
                                                         $21,601       $21,519
                                                         =======       =======

6. SEVERANCE AND SPECIAL BONUSES

    In fiscal 1997, the Company recorded a pre-tax charge of approximately $1,600,000 related primarily to the consolidation of certain functions and reductions in the workforce. The charge was recorded in the first quarter of the fiscal year. At December 31, 1998 and 1997, accrued expenses included $0 and $160,000, respectively, of severance costs associated with this charge. The majority of the cash outlays were made in the first half of fiscal 1997, with the balance made in the first quarter of fiscal 1998.

    Additionally in fiscal 1997, a subsidiary entered into an employment agreement with an officer, which provided for contingent compensation arrangements until January of 2000 based on the subsidiary's operating performance. The Company also granted an officer of the Company a special bonus (payable in cash) related to the formation of the Company and its initial acquisitions. As a result, the amount recognized by the Company, as compensation expense under the two arrangements was approximately $1,600,000 for fiscal 1997. Accrued expenses at December 31, 1997 included the full amount of this charge, which was subsequently paid out in the first quarter of fiscal 1998. In conjunction with the initial public offering, the employment agreement noted above was amended in August of 1998. The employee was granted $800,000 in cash and $250,000 in stock. The Company recorded a pre-tax charge of $1,050,000 in the third quarter of 1998 related to this amendment. Accrued expenses at December 31, 1998 included $800,000 of costs related to this amendment, which was subsequently paid out in January 1999.

7. DEBT

    A subsidiary of the Company maintained a revolving line of credit (the Credit Line) borrowing arrangement of $5,000,000 with State Street Bank, with varying amounts of available credit expiring beginning in June of 2000. Interest on the Credit Line was due quarterly in arrears at the London Interbank Offering Rate (LIBOR) plus applicable margin ranging from 1.5% to 2.5%. In 1998 and 1997, interest rates under this agreement ranged from 7.22% to 7.38%. At December 31, 1997, the principal amount outstanding was $2,000,000 and the unused bank line of credit amounted to $3,000,000. In April of 1998, all outstanding balances were repaid in full and the Credit Line was subsequently cancelled by the Company in July of 1998.

                           INFORMATION HOLDINGS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

8. INCOME TAXES

    The provision for income taxes consists of the following (in thousands):

                                                           YEARS ENDED DECEMBER 31
                                                      ---------------------------------
                                                                               1996
                                                                             CRC PRESS
                                                                            PREDECESSOR
                                                        1998       1997       COMPANY
                                                      --------   --------   -----------
Current:
  Federal...........................................   $ 663       $ --        $(313)
  State.............................................     220         30          (33)
Deferred:
  Federal...........................................    (634)        --          468
  State.............................................    (207)       (27)          48
                                                       -----       ----        -----
                                                       $  42       $  3        $ 170
                                                       =====       ====        =====

    The following represents a reconciliation between the actual income tax provision and income taxes computed by applying the statutory Federal income tax rate (35%) to loss before income taxes:

                                                              DECEMBER 31
                                                                 1996
                                                               CRC PRESS
                                                              PREDECESSOR
                                                                COMPANY
                                                              -----------
Statutory rate..............................................    $(3,873)
State and local taxes, net of Federal tax benefits..........       (393)
Goodwill amortization not deductible for tax purposes.......      4,198
Non-deductible permanent items..............................         26
Other, net..................................................        212
                                                                -------
                                                                $   170
                                                                =======

9. PRO FORMA INCOME TAXES (UNAUDITED)

    As discussed in Note 2, the Company was a LLC and was treated as a partnership for Federal and most state income taxes. In connection with the offering, the Company became subject to Federal and additional state income tax. The pro forma provision for income taxes represents the income tax provisions that would have been reported had the Company been subject to Federal and additional state income taxes.

                           INFORMATION HOLDINGS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

9. PRO FORMA INCOME TAXES (UNAUDITED) (CONTINUED)
    The Pro forma income tax provision consists of the following (in thousands):

                                                                    YEARS ENDED
                                                                    DECEMBER 31
                                                              ------------------------
                                                                1998           1997
                                                              --------       ---------
Current:
  Federal...................................................   $ 636         $      --
  State.....................................................     247                 3
Deferred....................................................    (841)               --
                                                               -----         ---------
                                                               $  42         $       3
                                                               =====         =========

    The following represents a reconciliation between the pro forma income tax provision and income taxes computed by applying the statutory Federal income tax rate (35%) to pro forma income (loss) before income taxes:

                                                                YEARS ENDED
                                                                DECEMBER 31
                                                            -------------------
                                                              1998       1997
                                                            --------   --------
Statutory rate............................................  $ 1,641    $(1,669)
State and local taxes, net of Federal tax benefits........      342       (275)
Valuation allowance.......................................   (1,960)     1,960
Other, net................................................       19        (13)
                                                            -------    -------
Total.....................................................  $    42    $     3
                                                            =======    =======

                           INFORMATION HOLDINGS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

9. PRO FORMA INCOME TAXES (UNAUDITED) (CONTINUED)
    Actual 1998 and pro forma 1997 deferred income taxes result from reporting income and expenses in different periods for tax and pro forma financial reporting purposes. Significant components of the Company's deferred tax asset is as follows (in thousands):

                                                       DECEMBER 31   DECEMBER 31
                                                          1998          1997
                                                       -----------   -----------
Current deferred income tax assets:
  Allowance for accounts receivable..................    $  326        $   326
  Inventory..........................................       451             82
  Other, net.........................................        --            188
                                                         ------        -------
    Total............................................       777            596
Long-term deferred tax assets:
  Property and equipment.............................      (622)          (763)
  Net operating loss carryforwards...................        --            353
  Amortizable assets.................................      (481)           516
  Non-deductible lease obligation....................     1,194          1,258
  Other..............................................       (27)            27
                                                         ------        -------
    Total............................................        64          1,391
                                                         ------        -------
  Deferred tax asset valuation allowance.............        --         (1,960)
                                                         ------        -------
Total deferred tax asset.............................    $  841        $    27
                                                         ======        =======

    During 1998, the Company determined that it was more likely than not that the future tax benefits arising from its deferred tax assets would be realized in the future due to the Company's continued improvement in earnings and the probability of future taxable income. As a result, in accordance with SFAS
No. 109, the Company recognized an income tax benefit of $1,960,000.

10. MEMBERSHIP INTEREST

    Prior to the initial public offering of the Company's common stock completed in August of 1998, the Company had two classes of voting preferred equity interests, which shared in profits and losses. The Class A Preferred holder contributed 95% of total capital, was allocated 95% of profits and losses and was entitled to elect three directors. The Class B Preferred holder contributed 5% of total capital, was allocated 5% of profits and losses and was entitled to elect one director. Voting rights were apportioned between the classes on a basis equivalent to contributed capital.

    Both classes of such preferred equity interests were required to convert to common equity interests under certain events, including a public offering of the Company's securities or the sale of the Company. Accordingly, the Class A and Class B Preferred holders received common equity interests under a pre-determined formula in connection with the Company's initial public offering.

11. EMPLOYEE BENEFIT PLANS

    The Company offers a defined contribution savings plan qualifying under
Section 401(k) of the Internal Revenue Code. The plan covers substantially all full time U.S. employees, requiring one-year

                           INFORMATION HOLDINGS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

11. EMPLOYEE BENEFIT PLANS (CONTINUED)
of service prior to eligibility (see below). Participants fully vest in Company contributions after three years with partial vesting after one year. An employee may contribute up to 25% of his or her earnings on a pre-tax basis subject to IRS limitations. The Company, via the subsidiaries, matches 50% of such contributions up to a maximum employee contribution of 6% of salary. Prior to January 1, 1998, the Company previously offered two plans, which were merged into a new single plan as noted above. The new plan covers all employees of a subsidiary of the Company as of December 31, 1997 and new employees with more than one year of service (compared to 90 days service in the prior plan). Other plan provisions are unchanged from the prior plans.

    The Company's contributions under these plans for each of the three years ended December 31, 1998, 1997, and 1996 were approximately $198,000, $86,000 and $119,000, respectively.

12. 1998 STOCK OPTION PLAN

    The Board of Directors has adopted the Company's 1998 Stock Option Plan (the Plan) which provides for the granting of options to purchase not more than an aggregate of 866,866 shares of Common Stock, subject to adjustment as provided in the Plan. All directors and full-time employees of the Company are eligible to participate in the Plan. Each option granted pursuant to the Plan must provide for an exercise price per share that is at least equal to the fair market value per share of Common Stock on the date of grant. Options granted under the Plan are exercisable no earlier than one-year and no later than ten years from the grant date and vest in 25% increments over a four-year period from the date of grant. The exercise price of each option, the period during which each option may be exercised and the other terms and conditions of each option are determined by the Board of Directors. Options that have been granted to the Company's independent directors and certain executive officers have accelerated vesting schedules and exercisable lives.

    A summary of stock option transactions under the Company's stock option plan for the five months ended December 31, 1998 is as follows:

                                                                 WEIGHTED AVERAGE
                                                       SHARES     EXERCISE PRICE
                                                      --------   ----------------
Outstanding at January 1, 1998......................       --         $   --
  Granted...........................................  541,846          12.02
  Exercised.........................................       --             --
  Canceled or Lapsed................................  (12,513)         12.00
Outstanding at December 31, 1998....................  529,333         $12.02

Shares exercisable at December 31, 1998.............  109,482         $12.00

    The following table summarizes information about stock options outstanding at December 31, 1998:

                                                     Weighted
                        Range of                  Avg. Remaining      Weighted                     Weighted
                        Exercise      Number       Contractual        Average         Number        Average
                         Prices     Outstanding        Life        Exercise Price   Exercisable   Exercisable
                       ----------   -----------   --------------   --------------   -----------   -----------
                         $12.00       521,533        7.3 years         $12.00         109,482       $12.00
                         $13.13         7,800       10.0 years          13.13              --           --
                                      529,333        7.3 years         $12.02         109,482       $12.00

                           INFORMATION HOLDINGS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

12. 1998 STOCK OPTION PLAN (CONTINUED)
    The Company accounts for its stock-option plan under the provisions of APB Opinion 25 and related Interpretations, "Accounting for Stock Issued to Employees," which utilizes the intrinsic value method. No compensation cost has been recognized related to the Company's stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value of the options at the dates of grant consistent with the requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                              DECEMBER 31
                                                                 1998
                                                              -----------
Net income applicable to common shareholders
  As reported...............................................    $4,785
  Pro forma.................................................     4,691
Net income per basic and diluted common share
  As reported...............................................    $ 0.28
  Pro forma.................................................    $ 0.28

    The fair value of stock options granted in fiscal 1998 was estimated at the dates of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used:

                                                              DECEMBER
                                                                1998
                                                              --------
Risk free interest rate.....................................     5.5%
Expected life of option grants..............................       5
Expected volatility.........................................    25.0%
Expected dividend yield.....................................       0

13. COMMITMENTS AND CONTINGENCIES

    LEASE COMMITMENTS--The Company leases office space, office and computer equipment. The leases generally provide for the lessee to pay taxes, maintenance, insurance and certain other operating costs of the leased property, and certain capital leases include escalation clauses.

                           INFORMATION HOLDINGS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

13. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The future noncancelable minimum lease payments under operating leases and under capital leases including estimated escalation amounts as of December 31, 1998 are as follows (in thousands):

                                                            OPERATING   CAPITAL
                                                             LEASES      LEASES
                                                            ---------   --------
Year ending December 31...................................
1999......................................................   $  639      $  525
2000......................................................      668         516
2001......................................................      646         519
2002......................................................      512         536
2003......................................................      293         553
Thereafter................................................      936       1,517
                                                             ------      ------
Total minimum lease payments..............................   $3,694       4,166
                                                             ======      ------
Less amount representing unamortized interest.............                1,211
                                                                         ------
Present value of net minimum lease payments...............                2,955
Less current maturities...................................                  261
                                                                         ------
Long-term obligation......................................               $2,694
                                                                         ======

    Assets recorded under capital leases are included in Property and equipment as follows (in thousands):

                                                       DECEMBER 31   DECEMBER 31
                                                          1998          1997
                                                       -----------   -----------
Buildings............................................    $2,344        $2,344
Computer equipment...................................        86            86
                                                         ------        ------
                                                          2,430         2,430
Less accumulated depreciation........................       565           266
                                                         ------        ------
                                                         $1,865        $2,164
                                                         ======        ======

    Rental expense for operating leases amounted to approximately $1,048,000, $888,000 and $872,000 for each of the years ended December 31, 1998, 1997 and 1996 respectively.

    LEGAL PROCEEDINGS--From time to time, the Company is a party to certain lawsuits and administrative proceedings that arise in the conduct of its business (see Item 3). While the outcome of these lawsuits and proceedings cannot be predicted with certainty, management believes that, if adversely determined, the lawsuits and proceedings, either singularly or in the aggregate, would not have a material adverse effect on the financial condition, results of operations, or net cash flows of the Company.

    EMPLOYMENT AGREEMENTS--The Company has employment agreements with certain officers and management personnel. The terms of these agreements are specific to each employee.

                           INFORMATION HOLDINGS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

14. RELATED PARTY TRANSACTIONS

    In connection with the acquisition of CRC Press in January 1997, the Initial Stockholders loaned an aggregate of $2,500,000 to the Company. Such loans were repaid without interest in April 1997.

    The Company transacts business in the amount of approximately $250,000 per year with a mail house owned by a brother-in-law of Dennis Buda, the President of CRC Press. The rates charged by such mail house are at or below the rates charged by other mail houses serving the Company.

    In September 1998, a subsidiary of the Company entered into a loan agreement with an executive officer. Under the terms of the loan agreement, the subsidiary provided a loan of $550,000 bearing an interest rate of 5.5% per annum, payable on demand. The loan was repaid in full in January 1999.

    Times Mirror International Publishers, Inc. (TMIP), a wholly-owned subsidiary of Times Mirror, had an arrangement with other subsidiaries of Times Mirror, including CRC Press in fiscal 1996, to manage all international sales, including sales of U.S. copyrighted materials, foreign language adaptations of U.S. copyrighted materials and foreign rights income. In connection with this arrangement, TMIP marketed, sold and distributed CRC Press' products in certain international markets. Net sales to TMIP aggregated $3,975,000 in 1996.
CRC Press incurred direct costs including paper, printing, binding, international royalties and incremental plant, editorial and production associated with foreign language adaptations of $1,837,000 in 1996.

15. SEGMENT INFORMATION

    The Company operates in one business segment, namely publishing, and publishes information in print and electronic media in a variety of fields including science, technology, business and intellectual property. Products are distributed on a worldwide basis, and the Company has operating offices in the United States and in Europe. The following table presents revenues (in thousands):

                                                                YEARS ENDED
                                                                DECEMBER 31
                                                            -------------------
                                                              1998       1997
                                                            --------   --------
United States.............................................  $34,974    $24,570
Europe....................................................    7,970      9,086
Others....................................................    3,707      1,213
                                                            -------    -------
                                                            $46,651    $34,869
                                                            =======    =======

    Revenues from one customer represented approximately 18.7% of the Company's consolidated revenue in fiscal year 1997. There were no customers who exceeded 10% of total revenues in fiscal 1998 and 1996, respectively.

16. FINANCIAL INSTRUMENTS AND OFF BALANCE SHEET RISK

    CONCENTRATION OF CREDIT RISK--Financial instruments that potentially subject the Company to credit risks consists principally of receivables. The Company believes the concentration of credit risk in its accounts receivables is substantially mitigated by the Company's ongoing credit evaluation process and due to the large number of customers comprising the Company's customer base. The Company does not generally require collateral from customers. A subsidiary of IV has entered into an exclusive

                           INFORMATION HOLDINGS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

16. FINANCIAL INSTRUMENTS AND OFF BALANCE SHEET RISK (CONTINUED) distribution agreement with a third party for sale of its products in regions outside of North America. Accounts receivable related to this distribution agreement approximated $2,262,000 at December 31, 1998. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

    The Company invests its excess cash in high quality short-term liquid money market instruments and government agency bills. The Company has a policy of making investments only with institutions that have at least an "A" credit rating from a national rating agency. The investments generally mature within six months. The Company has not incurred losses related to these investments.

    The Company maintains its cash in demand deposit accounts which at times may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. As of December 31, 1998, the Company had approximately $490,000 of cash in excess of FDIC insurance limits.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates fair value because of the short-term maturity of these instruments.

    The carrying value of the Company's borrowings under its capitalized lease obligations approximates fair value based on quoted market prices for the same or similar instruments.

17. SUBSEQUENT EVENT

    On January 7, 1999, effectively as of January 1, 1999, the Company acquired the stock of Optipat, Inc. (Optipat), for cash consideration of $3,250,000. Optipat provides patent information in printed format and over the Internet to the corporate and legal markets. Also in January 1999, the Company purchased the environmental book-publishing list of Ann Arbor Press for cash consideration of approximately $500,000.

Inside back cover

[Artwork for prospectus inside back cover page shows screen photos of Information Holdings' current web sites]

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                                4,500,000 SHARES

              [LOGO]

                         [LOGO]

                                  COMMON STOCK
                                 -------------
                                   PROSPECTUS
                               ------------------

                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
                           THOMAS WEISEL PARTNERS LLC

                                 MARCH 14, 2000
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